UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                            BALLARD POWER SYSTEMS INC
          -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                   0585H 10 4
          -----------------------------------------------------------
                                 (CUSIP Number)



                               Corey MacGillivray
                               Ford Motor Company
                           One American Road, Rm. 1036
                            Dearborn, Michigan 48126
                               Tel: (313) 845-4932
           -----------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 31, 2005
         -------------------------------------------------------------
                     (Date of Event which Requires Filing of
                                 This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing the information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 0585H 10 4                     13D                         Page 2 of 9


------- -----------------------------------------------------------------------------------------------------------
1       Name of Reporting Persons/I.R.S. Identification No. of above persons (Entities Only)
        Ford Motor Company
        I.R.S. Identification Number: 38-0549190
------- -----------------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                                                (a) /x /

                                                                                                        (b) / /
------- -----------------------------------------------------------------------------------------------------------
3       SEC Use Only

------- -----------------------------------------------------------------------------------------------------------
4       Source of Funds (See Instructions)
        WC
------- -----------------------------------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or  2(e)                 / /
------- -----------------------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization
        Delaware
------------------------------ ---- -------------------------------------------------------------------------------
          NUMBER OF            7    Sole Voting Power
           SHARES
     BENEFICIALLY OWNED             11,944,033
      BY EACH REPORTING        ---- -------------------------------------------------------------------------------
           PERSON              8    Shared Voting Power
            WITH
                                    924,667
                               ---- -------------------------------------------------------------------------------
                               9    Sole Dispositive Power

                                    11,944,033
                               ---- -------------------------------------------------------------------------------
                               10   Shared Dispositive Power

                                    924,667
------- -----------------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        12,868,700
------- -----------------------------------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                / /
------- -----------------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
        11.5%
------- -----------------------------------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        CO
------- -----------------------------------------------------------------------------------------------------------





CUSIP No. 0585H 10 4                     13D                         Page 3 of 9


------- -----------------------------------------------------------------------------------------------------------
1       Name of Reporting Persons/I.R.S. Identification No. of above persons (Entities Only)
        Ford Global Technologies, LLC
        I.R.S. Identification Number: 38-6058810
------- -----------------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                                                (a) /x /

                                                                                                        (b) / /
------- -----------------------------------------------------------------------------------------------------------
3       SEC Use Only

------- -----------------------------------------------------------------------------------------------------------
4       Source of Funds (See Instructions)
        WC
------- -----------------------------------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or  2(e)                 / /
------- -----------------------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization
        Delaware
------------------------------ ---- -------------------------------------------------------------------------------
          NUMBER OF            7    Sole Voting Power
           SHARES
     BENEFICIALLY OWNED             0
      BY EACH REPORTING        ---- -------------------------------------------------------------------------------
           PERSON              8    Shared Voting Power
            WITH
                                    924,667
                               ---- -------------------------------------------------------------------------------
                               9    Sole Dispositive Power

                                    0
                               ---- -------------------------------------------------------------------------------
                               10   Shared Dispositive Power

                                    924,667
------- -----------------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        924,667
------- -----------------------------------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                / /
------- -----------------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
        0.8%
------- -----------------------------------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        OO
------- -----------------------------------------------------------------------------------------------------------

CUSIP No. 0585H 10 4                     13D                         Page 4 of 9


The Schedule 13D filed by Ford Motor Company and Ford Global Technologies, Inc. on April 20, 1998, as amended by Amendment Number 1 to Schedule 13D filed by Ford Motor Company and Ford Global Technologies, Inc. dated December 10, 2001, and as amended by Amendment Number 2 to Schedule 13D filed by Ford Motor Company and Ford Global Technologies, LLC dated January 18, 2005, is amended as hereinafter provided.

Item 1.           Security and Issuer.

This Schedule 13D relates to the Ballard Common Shares (the "Ballard Common Shares") of Ballard Power Systems Inc. ("Ballard"), a corporation incorporated under the Canada Business Corporation Act whose principal executive offices are located at 4343 North Fraser Way, Burnaby, British Columbia, Canada V5J 5J9.

Item 2.           Identity and Background.

This Schedule 13D is filed jointly by Ford Motor Company, a Delaware corporation ("Ford"), and Ford Global Technologies, LLC, a Delaware limited liability company ("FGTL"). FGTL is a wholly-owned subsidiary of Ford. Ford's principal executive offices are located at One American Road, Dearborn, Michigan 48126. FGTL's principal executive offices are located at One Parklane Blvd., Suite 911, Parklane Towers East, Dearborn, Michigan 48126.

Ford is a manufacturing company whose principal business is the design, manufacture, assembly and sale of cars and trucks and related products and services. FGTL manages certain intellectual property of Ford and Ford's affiliates. Ford Global Technologies, Inc. ("FGTI"), an entity that managed certain intellectual property of Ford and Ford's affiliates, merged into FGTL on March 1, 2003. As a result of the merger effective March 1, 2003, Ballard Common Shares previously owned by FGTI are now owned by FGTL.

Information concerning the name, business address, principal occupation and citizenship of each executive officer and director of Ford and FGTL is attached in Exhibit 1 hereto and incorporated herein by reference.

Neither Ford nor FGTL nor, to the knowledge of Ford or FGTL, any of their executive officers or directors, have been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar violations). Neither Ford nor FGTL, nor to the knowledge of Ford or FGTL, any executive officer or director of Ford or FGTL, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

(a) On April 7, 1998, FGTI acquired an aggregate of 12,237,165 Ballard Common Shares (after giving effect to a three for one stock split in June, 1998), and, as a result of the merger described above in Item 2 above, such Ballard Common Shares are now owned by FGTL.

(b) On November 30, 2001, pursuant to an Acquisition and Plan of Merger Agreement among, inter alia, Ford, FGTI, DaimlerChrysler AG ("DCX") and Ballard dated October 2, 2001, Ford acquired a total of 9,917,876 Ballard Common Shares by private placement from Ballard as follows:

CUSIP No. 0585H 10 4                     13D                         Page 5 of 9


         (i) Ford acquired 919,624 Ballard Common Shares at a price of CDN$27.185 per Ballard Common Share, for an aggregate purchase price of CDN$24,999,978.44; and

         (ii) Ford acquired 8,998,252 Ballard Common Shares in consideration for the merger of Ford's wholly-owned subsidiary, Ford Electric Drive Holdings Company ("Ford Electric"), with and into a wholly owned subsidiary of Ballard. Ford Electric held a 62.1% interest in Ecostar Electric Drive Systems LLC and a 21.8% interest in Xcellsis AG.

(c) On January 12, 2005, pursuant to a Call Agreement dated December 31, 2003 (the "Call Agreement") among Ford, DCX, Ballard and DBF Pref Share Holdings Inc., Ballard issued to Ford, and Ford acquired from Ballard, 2,026,157 additional Ballard Common Shares by way of a private placement for a purchase price of CDN$25,000,000.

(d) On August 31, 2005, pursuant to an Acquisition Agreement dated June 23, 2005 (the "Acquisition Agreement") among Ford, Ballard and DCX, Ford transferred to Ballard an aggregate 11,312,498 Ballard Common Shares to Ballard for cancellation, of which 8,306,606 Ballard Common Shares held by FGTL were transferred to Ballard in exchange for a 50% interest in Ballard Power Systems AG ("BPS AG") (formerly Xcellis AG) held by Ballard, and 3,005,892 Ballard Common Shares held by FGTL were transferred to Ballard in exchange for the termination of certain obligations of Ford in respect of electric drives for hybrid vehicles contained in the Third Alliance Agreement entered into by Ford, Ballard, Ballard Power Corporation and DCX on November 30, 2001.

All of the funds used for Ford's purchase of Ballard Common Shares were derived from its working capital.


Item 4.           Purpose of Transaction.

Ford initially acquired Ballard Common Shares in order to participate in a global alliance with Ballard and DCX for the development, marketing and sale of fuel cell engines and related technology.

On August 31, 2005, pursuant to the Acquisition Agreement and in relation to the Fourth Alliance Agreement dated August 31, 2005 among Ford, Ballard, DCX and DBF Pref Share Holdings Inc. (the "Fourth Alliance Agreement"), Ballard and its subsidiary, Ballard Power Corporation, transferred to Ford and DCX all of the shares of BPS AG in exchange for Ballard Common Shares (the "Fourth Alliance Transaction"). As a result of the Fourth Alliance Transaction, Ford acquired a 50% interest in BPS AG in exchange for 8,306,606 Ballard Common Shares owned by Ford. In addition, DCX acquired a 50% interest in BPS AG in exchange for 693,394 Ballard Common Shares owned by DCX and the termination of the Ford Exchange Agreement dated October 2, 2001 pursuant to which Ballard was to acquire DCX's 49.9% interest in BPS AG in exchange for the issuance of 7,613,212 Ballard Common Shares to DCX.

Item 5.           Interest in Securities of the Issuer.

Ford owns the direct legal and beneficial ownership interest and the sole right to vote and dispose of 11,944,033 Ballard Common Shares. FGTL owns an additional 924,667 Ballard Common Shares. As the parent company of FGTL, Ford is the indirect beneficial owner of the 924,667 Ballard Common Shares owned by FGTL. Accordingly, Ford and FGTL have shared dispositive and voting power over the 924,667 Ballard Common Shares held by FGTL. Ford's overall interest in Ballard amounts to 12,868,700 Ballard Common Shares, representing approximately 11.5% of the issued and outstanding Ballard Common Shares calculated on the basis of 111,672,446 Ballard Common Shares outstanding as of July 26, 2005.

CUSIP No. 0585H 10 4                     13D                         Page 6 of 9


Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.


Certain rights and obligations of Ford and DCX with respect to Ballard and Ballard's Common Shares were amended effective August 31, 2005 in connection with the completion of the Fourth Alliance Transaction. Details of the amendments are as follows:

Board of Directors. Since 1998, each of Ford and DCX, through shareholdings in the jointly-owned company, DBF Pref Share Holdings Inc. ("DBF"), have been entitled to elect a number of directors of Ballard based on its respective percentage ownership of Ballard Common Shares, with the number of directors to be elected by each of them being rounded up to the next whole number where that percentage results in an entitlement to elect more than two-thirds of a director and being rounded down to the next whole number otherwise.

Under the Fourth Alliance Transaction, Ford's right to elect directors has been revised in two ways:

o   the number of directors to be appointed by Ford will be:

        o rounded up to the nearest whole number where Ford's percentage ownership results in an entitlement to elect more than one-half of a director; and

        o rounded down to the nearest whole number where Ford's percentage ownership results in an entitlement to elect one-half of a director or less; and

o in circumstances where the percentage ownership of Ford results in it being entitled to appoint from 1.3 to 1.51 directors, it will be entitled to appoint two directors.

Other than its director appointment rights, Ford, as long as the Class A share of Ballard held by DBF on behalf of Ford is outstanding, is prohibited from voting its Common Shares to elect or remove directors or to change the rights or restrictions attached to the Class A share. Ford may, however, in its discretion, provide a proxy to vote in favor of the election of directors nominated by management of Ballard.

Limited Voting Provisions. Prior to the Fourth Alliance Transaction, certain decisions of Ballard's board of directors could not be undertaken without approval by a number of directors equal to one director more than a majority of the directors who were entitled to vote and who did vote on such decision, including at least one of the directors appointed by Ford or DCX (the "Limited Voting Provisions"). If any director appointed by Ford or DCX was absent or abstained or was otherwise prohibited from voting, a simple majority would suffice, and such majority need not include one of the directors appointed by Ford or DCX. These Limited Voting Provisions applied so long as Ford and DCX continued to own in the aggregate at least:

(a) one-third of the outstanding Common Shares, not including shares Ballard issues in connection with an acquisition or investment in a third party that is subject to the Limited Voting Provisions (the "Threshold Percentage");

CUSIP No. 0585H 10 4                     13D                         Page 7 of 9


(b)      20% of all of Ballard's outstanding shares; and

(c) all of the Common Shares held by Ford and DCX respectively, after giving effect to the Fourth Alliance Transaction (other than 2,954,781 Common Shares owned by Ford and 3,977,650 Common Shares owned by DCX) ("Ballard Base Shares");

and each of Ford and DCX:

(d) owned a sufficient number of Ballard's Common Shares to entitle each of them to elect at least one of Ballard's directors; and

(e)      elected at least one of Ballard's directors when entitled to do so.

Prior to the Fourth Alliance Transaction, if the Limited Voting Provisions ceased to apply to Ford and DCX collectively, it was possible for the Limited Voting Provisions to be re-applied if either or both of Ford and DCX acquired at any subsequent time at least 37.92% of the outstanding Common Shares and then continued to meet the requirements set out in (a) to (e) above.

There are no material changes to the Limited Voting Provisions (as fully described in Amendment No. 1) under the Fourth Alliance Transaction. However, there are three changes with respect to the circumstances in which the Limited Voting Provisions are applicable:

o the Threshold Percentage has been lowered from one-third of Ballard's outstanding Common Shares to one-quarter of Ballard's outstanding Common Shares (subject to being increased back to one-third in limited circumstances);

o if Ford and DCX's aggregate ownership of the Common Shares falls below the Threshold Percentage, the Limited Voting Provisions will continue to apply during a 60-day cure period, and

        o if Ford and DCX increase their aggregate ownership of the outstanding Common Shares to more than the Threshold Percentage within such cure period, the Limited Voting Provisions will continue in effect thereafter; or

        o if Ford and DCX fail to increase their aggregate ownership of the outstanding Common Shares to more than the Threshold Percentage within the cure period, the Limited Voting Provisions will be terminated at the end of the cure period, subject to reinstatement if Ford and DCX increase their aggregate ownership of the outstanding Common Shares to more than the Threshold Percentage within 18 months after the expiry of the cure period; and

o if the Limited Voting Provisions cease to apply to Ford and DCX collectively, it is possible for the Limited Voting Provisions to be re-applied to Ford or DCX if either of them, as the case may be, acquires at any subsequent time at least 33.75% of the outstanding Common Shares or owns all of the other's Ballard Base Shares and then continues to meet the requirements set out above.

Equity Participation Rights. The Fourth Alliance Agreement continues to provide that if Ballard undertakes an equity offering, Ford has the right to purchase a sufficient number of Common Shares to enable it to maintain its equity interest in Ballard at its current level.

Officer Nomination Rights. Each of Ford and DCX continues to have a right to propose, for consideration by Ballard's board of directors, individuals for the offices of Chief Executive Officer, Chief Financial Officer, Chief Technology Officer (or other officer to whom the persons responsible for research and development report, or other officer to whom the person responsible for vehicular fuel cell programs report) and Vice-President, Research and Development (or other officer to whom the persons responsible for intellectual property report).

CUSIP No. 0585H 10 4                     13D                         Page 8 of 9


Officer Removal Rights. Ford and DCX continue to have joint removal rights over Ballard's Chief Technology Officer (or other officer to whom the persons responsible for research and development report, or other officer to whom the persons responsible for vehicular fuel cell programs report) and Ballard's Vice-President, Research and Development (or other officer to whom the persons responsible for intellectual property report).

Articles of Amendment. In order to implement the revised director appointment rights of each of Ford and DCX and to reflect the changes to the Limited Voting Provisions, Ballard has amended its Articles, effective August 31, 2005. A copy of the full text of the Articles of Amendment is attached as Exhibit 4 to this Amendment No. 3.

Arrangements Between Ford and DCX Respecting the Purchase and Sale of Ballard Common Shares. Ford and DCX have established procedures, effective August 31, 2005, for the purchase and sale of Common Shares where permitted to do so pursuant to the Fourth Alliance Agreement. The arrangements provide that each party will provide notice to the other before purchasing Common Shares; that purchases made by both parties at the same time will be made pro rata up to the amounts elected or permitted to be purchased by the parties; and that each party will provide prior notice to the other before selling Common Shares. The arrangements do not provide any rights in favor of either party to acquire Common Shares held by the other, and do not create any investment, dispositive or voting rights in favor of either party with respect to Common Shares held by the other party.

A more detailed description of the contractual arrangements forming part of the Fourth Alliance Transaction with respect to the matters disclosed in Item 4 and
Item 6 of this Amendment No. 3 is attached hereto as Exhibit 3 and is incorporated herein by reference.

To the knowledge of Ford and FGTL, no executive officer or director of Ford or FGTL owns any Ballard Common Shares.


Item 7.           Material to be Filed as Exhibits.

The following documents are appended hereto as Exhibits:

Designation      Description                            Method of Filing
-----------      -----------                            ----------------

Exhibit 1        Directors and Executive Officers       Filed with this Schedule
                 of Ford  and FGTL

Exhibit 2        Agreement of Ford and FGTL             Filed with this Schedule
                 to file Schedule 13D jointly,
                 dated September 15, 2005

Exhibit 3        Contractual Arrangements of the        Filed with this Schedule
                 Fourth Alliance Transaction
                 with respect to matters
                 disclosed in Item 4 and Item 6

Exhibit 4        Form of Articles of Amendment of       Filed with this Schedule
                 Ballard dated August 31, 2005
                 Containing the rights and
                 restrictions attached to Class A
                 Shares and Class B Shares of
                 Ballard, and filed pursuant to
                 the Canada Business Corporations
                 Act.

CUSIP No. 0585H 10 4                     13D                         Page 9 of 9




                                    SIGNATURE



After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated as of September 15, 2005.



FORD MOTOR COMPANY                            FORD GLOBAL TECHNOLOGIES, LLC

By:     /s/ Kathryn S. Lamping                By:     /s/ Rebecca Burtless-Creps

Name:   Kathryn S. Lamping                    Name:   Rebecca Burtless-Creps

Title:  Assistant Secretary                   Title:  Assistant Secretary

Exhibit 1

                       Directors and Executive Officers of
                              The Reporting Persons

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Ford Motor Company is set forth below. The business address of each executive officer and director is Ford Motor Company, One American Road, Dearborn, Michigan 48126.

                               FORD MOTOR COMPANY

Directors                    Title/Occupation

William Clay Ford, Jr.       Chairman of the Board and Chief Executive Officer,
                             Ford Motor Company

John R. H. Bond              Group Chairman, HSBC Holdings plc

Stephen G. Butler            Chairman and Chief Executive Officer, KPMG, LLP
                             (Retired)

Kimberly A. Casiano          President and Chief Operating Officer, Casiano
                             Communications, Inc.

Edsel B. Ford II             Vice President,  Ford Motor Company (Retired);
                             President and Chief Operating Officer, Ford Motor
                             Credit Company (Retired)

Irvine O. Hockaday, Jr.      President and Chief Executive Officer, Hallmark
                             Cards, Inc. (Retired)

Marie-Josee Kravis           Senior Fellow, Hudson Institute, Inc.

Richard A. Manoogian         Chairman and Chief Executive Officer, Masco
                             Corporation

Ellen R. Marram              Managing Director, North Castle Partners, LLC

Homer A. Neal                Director, University of Michigan ATLAS Project;
                             Samuel A. Goudsmit Distinguished Professor of
                             Physics and Interim President Emeritus,
                             University of Michigan

Jorma Ollila                 Chairman, Chief Executive Officer, and Chairman of
                             the Group Executive Board, Nokia Corporation

James J. Padilla             President and Chief Operating Officer, Ford Motor
                             Company

Carl E. Reichardt            Vice Chairman, Ford Motor Company (Retired)

Robert E. Rubin              Director, Chairman of the Executive Committee, and
                             member of the Office of the Chairman, Citigroup, Inc.

John L. Thornton             Professor and Director, Global Leadership Program,
                             Tsinghua University (Beijing, China); President and Co-Chief Operating Officer, The Goldman Sachs
                             Group, Inc. (Retired)


Executive Officers           Title

William Clay Ford,           Chairman of the Board and Chief Executive Officer
Jr.

James J. Padilla             President and Chief Operating Officer

Mark Fields                  Executive Vice President, Ford of Europe and
                             Premier Automotive Group

Donat R. Leclair             Executive Vice President, Chief Financial Officer

Mark A. Schulz               Executive Vice President, Asia Pacific and Africa

Greg C. Smith                Executive Vice President; President, the Americas

Michael E. Bannister         Group Vice President; Chairman & CEO, Ford Motor
                             Credit Company

Lewis W. K. Booth            Group Vice President; Chairman & CEO, Ford of
                             Europe

Roman J. Krygier             Group Vice President, Global Manufacturing

Joe W. Laymon                Group Vice President, Corporate Human Resources and
                             Labor Affairs

Stephen G. Lyons             Group Vice President, North America Marketing,
                             Sales and Service

Philip R. Martens            Group Vice President, Product Creation

J C. Mays                    Group Vice President, Chief Creative Officer

Ziad S. Ojakli               Group Vice President, Corporate Affairs

Richard Parry-Jones          Group Vice President, Chief Technical Officer

Anne Stevens                 Group Vice President, Canada, Mexico and South
                             America

David G. Leitch              Senior Vice President and General Counsel

James C. Gouin               Vice President and Controller


         With the exception of the following, each director and executive officer of Ford Motor Company listed above is a citizen of the United States:

Name                         Citizenship

John R. H. Bond              Great Britain

Jorma Ollila                 Finland

Marie-Josee Kravis           Switzerland/Canada

Lewis W. K. Booth            Great Britain

Richard Parry-Jones          Great Britain

James C. Gouin               Canada

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Ford Global Technologies, LLC is set forth below. The business address of each executive officer and director is One Parklane Blvd., Suite 911, Parklane Towers East, Dearborn, Michigan 48126.

                          FORD GLOBAL TECHNOLOGIES, LLC


Board of Management Members        Title/Occupation


William J. Coughlin                CEO and President, Ford Global Technologies

Homer Neal                         Director, University of Michigan ATLAS
                                   Project; Samuel A. Goudsmit Distinguished
                                   Professor of Physics and Interim President
                                   Emeritus, University of Michigan

Gerhard  Schmidt                   Vice President, Research & Advanced
                                   Engineering, Ford Motor Company

Neil Schloss                       Assistant Treasurer, Ford Motor Company


Officers                           Title


William J. Coughlin                CEO, President & General Counsel

Ann Marie Petach                   Vice President - Treasurer

Susan  Gouldsbury                  Vice President - Tax Affairs

John K. Dickerson                  Secretary

Rebecca L. Burtless-Creps          Assistant Secretary

Raymond Coppiellie                 Assistant Secretary

Allan J. Lippa                     Assistant Secretary

Mark Sparschu                      Assistant Secretary

Neil Schloss                       Assistant Treasurer

         With the exception of the following, each director and executive officer of Ford Global Technologies, LLC listed above is a citizen of the United
States:

Name                                Citizenship

Gerhard  Schmidt                    Germany

                                   EXHIBIT 2

                            Agreement to File Jointly



Ford Motor Company ("Ford") and Ford Global Technologies, LLC ("FGTL") hereby agree pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D relating to Common Shares of Ballard Power Systems Inc., a corporation incorporated under the Canada Business Corporations Act, and any amendments thereto, are filed by them jointly and that Ford is authorized to execute such Schedule 13D or any amendments thereto for and on behalf of each of Ford and FGTL.

Dated as of September 15, 2005.



FORD MOTOR COMPANY                           FORD GLOBAL TECHNOLOGIES, LLC

By:     /s/ Kathryn S. Lamping               By:     /s/ Rebecca Burtless-Creps

Name:   Kathryn S. Lamping                   Name:   Rebecca Burtless-Creps

Title:  Assistant Secretary                  Title:  Assistant Secretary

                                    EXHIBIT 3


           CONTRACTUAL ARRANGEMENTS OF THE FOURTH ALLIANCE TRANSACTION

               WITH RESPECT TO MATTERS DISCLOSED IN ITEM 4 AND 6
                       OF AMENDMENT NO. 3 TO SCHEDULE 13D

                                     PART 1

                                   DEFINITIONS

DEFINITIONS

1.1 In this Exhibit, except as otherwise expressly provided or unless the context otherwise requires,

                  ACQUISITION AGREEMENT means the Acquisition Agreement dated June 23, 2005, among DCX, Ford, Ballard and Ballard Power Corporation,

                  AFFILIATE of, or a Person AFFILIATED with, a particular Person means a Person that, directly or indirectly, controls, is under common control with or is controlled by the specified Person,

                  AGGREGATE CAP, in respect of an Equity Financing, means the number of Equity Securities equal to the amount by which

                  (i) the Aggregate Maximum Percentage of the total number of outstanding Ballard Common Shares, calculated on a Fully Issued basis,

                  exceeds

                  (ii) the total number of outstanding Ballard Common Shares owned by the members of the DCX and Ford Groups immediately before the completion of such Equity Financing,

                  AGGREGATE MAXIMUM PERCENTAGE means 42.5%,

                  ALLIANCE means the collaboration among Ballard, DCX and Ford provided for in the Fourth Alliance Agreement,

                  Ballard means, at any particular time, Ballard Power Systems Inc. and its successors,

                  BALLARD BASE SHAREHOLDER means, at any particular time, DCX, as long as one or more members of the DCX Group owns all of the Base DCX Ballard Shares, and Ford, as long as one or more members of the Ford Group owns all of the Base Ford BPS Shares, at such time,

                  BALLARD COMMON SHARES means at any particular time Common shares in the capital of Ballard at such time,

                  BALLARD GROUP means, at any particular time, Ballard and each Person that is a Subsidiary of Ballard at such time,

                  BALLARD STRATEGIC PLAN means Ballard's Five Year Strategic Plan, 2003 - 2007, as approved by Ballard's board of directors on December 6, 2002, and any amendment thereto or replacement thereof which has been approved pursuant to Section 7.21, Section 7.22, Section 7.24, Section 7.25, Section 7.26 or Section 7.27, as applicable,

                  BASE BALLARD SHARES means, (i) with respect to DCX, the Base DCX Ballard Shares, and (ii) with respect to Ford, the Base Ford BPS Shares,

                  BASE DCX BALLARD SHARES means, collectively,

                  (i) all Ballard Common Shares owned by the members of the DCX Group on the Closing Date, after giving effect to the transfer of Ballard Common Shares contemplated by the Acquisition Agreement to occur on the Closing Date, other than 3,977,650 Ballard Common Shares owned by members of the DCX Group, and

                  (ii) all Base Ford BPS Shares purchased by a member of the DCX Group from a member of the Ford Group,

         and includes all additional Ballard Common Shares derived from such shares as a result of a reclassification, reorganization or subdivision of Ballard Common Shares or from an issuance of any stock dividend in respect of such shares,

                  BASE FORD BPS SHARES means, collectively,

                  (i) all Ballard Common Shares owned by the members of the Ford Group on the Closing Date, after giving effect to the transfer of Ballard Common Shares contemplated by the Acquisition Agreement to occur on the Closing Date, other than 2,954,781 Ballard Common Shares owned by members of the Ford Group, and

                  (ii) all Base DCX Ballard Shares purchased by a member of the Ford Group from a member of the DCX Group, and includes all additional Ballard Common Shares derived from such shares as a result of a reclassification, reorganization or subdivision of Ballard Common Shares or from an issuance of any stock dividend in respect of such shares,

                  BREACHING PARTY has the meaning ascribed to that term in
         Section 15.5 of the Fourth Alliance Agreement.

                  BUSINESS DAY means a day that is not a Saturday or a Sunday or a Canadian federal, British Columbia provincial, German federal, Baden-Wurttemberg state, United States of America federal or Michigan state holiday or a day that is not within the period from December 24 of one year through January 1 of the next year,

                  CALL AGREEMENT means the Call Agreement dated December 31, 2003 among Ballard, DCX, Ford and DBF Holdings,

                  CANADA BUSINESS CORPORATIONS ACT means the CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, as amended,

                  CANADIAN DOLLAR or CDN.$ means a Canadian dollar or the basic unit of Canadian legal tender commonly used in Canada,

                  CIRCULAR BID means an offer made and delivered to all holders of Ballard Common Shares by way of a bid circular prepared in the form provided for under applicable securities laws,

                  CLASS A ROUND-UP NUMBER means 1.30, provided that

                  (iii) if

                           (A) the members of the DCX Group acquire any Ballard Common Shares, or

                           (B) the total number of outstanding Ballard Common Shares is reduced,

                           on the date of every such acquisition or reduction, the Class A Round-up Number shall be increased (but not decreased) to the minimum number required to allow DBF Holdings, as the holder of the Class A Share, to elect 2 directors of Ballard, assuming that the total number of directors of Ballard immediately after the election of directors by DBF Holdings is 12,

                  (iv) if Ballard has issued Ballard Common Shares (or securities convertible into or exchangeable for Ballard Common Shares, other then stock options granted under Ballard's employee stock option plans) after June 21, 2005 and prior to the Closing Date, the then existing Round-up Number shall be multiplied by a fraction,

                           (A) the numerator of which is the number of Ballard Common Shares outstanding prior to such issue, and

                           (B) the denominator of which is the aggregate of the number of Ballard Common Shares outstanding prior to such issue and the number (or equivalent number) of Ballard Common Shares issued on such issue, and

                  (v) the Class A Round-Up Number shall not exceed 1.51,

                  CLASS B ROUND-UP NUMBER means 1.30, provided that

                  (i) if

                           (A) the members of the Ford Group acquire any Ballard Common Shares, or

                           (B) the total number of outstanding Ballard Common Shares is reduced,

                           on the date of every such acquisition or reduction, the Class B Round-up Number shall be increased (but not decreased) to the minimum number required to allow DBF Holdings, as the holder of the Class B Share, to elect 2 directors of Ballard, assuming that the total number of directors of Ballard immediately after the election of directors by DBF Holdings is 12,

                  (ii) if Ballard has issued Ballard Common Shares (or securities convertible into or exchangeable for Ballard Common Shares, other then stock options granted under Ballard's employee stock option plans) after June 21, 2005 and prior to the Closing Date, the then existing Round-up Number shall be multiplied by a fraction,

                           (A) the numerator of which is the number of Ballard Common Shares outstanding prior to such issue, and

                           (B) the denominator of which is the aggregate of the number of Ballard Common Shares outstanding prior to such issue and the number (or equivalent number) of Ballard Common Shares issued on such issue, and

                  (iii) the Class B Round-Up Number shall not exceed 1.51,

                  CLASS A SHARE means the Class A share in the capital of Ballard held by DBF Holdings,

                  CLASS B SHARE means the Class B share in the capital of Ballard held by DBF Holdings,

                  CLOSING means the completion of the transactions contemplated by the Acquisition Agreement,

                  CLOSING DATE means August 31, 2005,

                  COMPLETION DATE has the meaning ascribed to that term in
         Section 4.14,

                  CONTROL of a corporation, limited liability company, other body corporate or other entity by a Person only occurs, for the purposes of this Agreement, if

                  (i) securities of the corporation, limited liability company, other body corporate or other entity to which are attached more than 50% of the votes that may be cast to elect directors of the corporation, limited liability company, other body corporate or other entity (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) or other rights to elect a majority of directors or such other members are held, other than by way of security or pledge only, by or for the benefit of that Person, and

                  (ii) the votes attached to those securities are sufficient, or such rights are sufficient, if exercised, to elect a majority of the directors (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) of the corporation, limited liability company, other body corporate or other entity,

                  DBF HOLDINGS means, at any particular time, DBF PREF Share Holdings Inc. and its successors,

                  DBF CLASS A COMMON SHARES means the Class A Common shares in the capital of DBF Holdings,

                  DBF CLASS B COMMON SHARES means the Class B Common shares in the capital of DBF Holdings,

                  DBF CLASS C COMMON SHARES means the Class C Common shares in the capital of DBF Holdings,

                  DBF SHARES means, collectively, the DBF Class A Common Shares, DBF Class B Common Shares and DBF Class C Common Shares,

                  DCX means, at any particular time, DaimlerChrysler AG and its successors,

                  DCX GROUP means, at any particular time, DCX and each Person that, at such time, is either

                  (i) a Subsidiary of DCX,

                  (ii) XCELLSIS, for so long as DCX, Ford or a Subsidiary of either of them collectively hold more than 50% of the outstanding securities of XCELLSIS entitling the holder thereof to cast votes for the election of directors of XCELLSIS (or members of its governing body if XCELLSIS has no board of directors) and XCELLSIS is not a Subsidiary of Ford, or

                  (iii) any other Person determined to be a member of the DCX Group under subsection 1.1(a)(iii) of the Fourth Alliance Agreement,

                  DCX GROUP CAP, in respect of an Equity Financing, means the number of Equity Securities by which

                  (i) the lesser of

                           (A) the Aggregate Cap for such Equity Financing, and

                           (B) the total number of Equity Securities offered for sale in such Equity Financing exceeds

                  (ii) the lesser of

                           (A) the maximum number of Equity Securities specified in Ford's Participation Notice for such Equity Financing, and

                           (B) the number of Ballard Common Shares equal to the product obtained when (I) the lesser of 1. the Aggregate Cap for such Equity Financing, and 2. the total number of Equity Securities offered for sale in such Equity Financing is multiplied by

                                    (II) the quotient obtained when

                                            1. the Ford Proportion,

                           is divided by

                                            2.    the aggregate of the DCX
                                                  Proportion and the Ford
                                                  Proportion.

                  The DCX Group Cap is calculated as follows:

                  (lesser of A & B) - (lesser of C & [(lesser of A & B ) * (D /
                  E)]),
                  where:

                  A= Aggregate Cap for such Equity Financing, B= Total number of Equity Securities offered for sale in such
                     Equity Financing,
                  C= The maximum number of Equity Securities specified in Ford's
                     Participation Notice for such Equity Financing,
                  D= The Ford Proportion, and
                  E= The aggregate of the DCX Proportion and the Ford
                     Proportion,

                  DCX PROPORTION means 19.16%, subject to adjustment pursuant to
         Section 2.3,

                  EQUITY FINANCING means a financing undertaken by Ballard on or after the Closing Date, by way of the issuance and sale of Equity Securities for cash or cash equivalent consideration, but does not include the issuance of

                  (i) Equity Securities to one or more members of the DCX Group pursuant to a private placement under Section 2.11,

                  (ii) Equity Securities to one or more members of the Ford Group pursuant to a private placement under Section 2.12,

                  (iii) Equity Securities under the share option and incentive plans of Ballard for its directors, officers, employees and consultants, or

                  (iv) Equity Securities for property that is acquired by one or more members of the Ballard Group,

                  EQUITY SECURITY means any security of Ballard that carries a right to vote at meetings of holders of Ballard Common Shares or a residual right to participate in the earnings of Ballard and, upon the liquidation or winding-up of Ballard, its assets, and includes any security that is convertible into or exchangeable for such a security,

                  FORD means, at any particular time, Ford Motor Company and its successors,

                  FORD GROUP means, at any particular time, Ford and each Person that, at such time, is either

                  (i) a Subsidiary of Ford,

                  (ii) XCELLSIS, for as long as DCX, Ford or a Subsidiary of either of them collectively hold more than 50% of the outstanding securities of XCELLSIS entitling the holder thereof to cast votes for the election of directors of XCELLSIS (or members of its governing body if XCELLSIS has no board of directors) and XCELLSIS is not a Subsidiary of DCX, or

                  (iii) any other Person determined to be a member of the Ford Group under subsection 1.1(bv)(iii) of the Fourth Alliance Agreement,

                  FORD GROUP CAP, in respect of an Equity Financing, means the number of Equity Securities by which

                  (i) the lesser of

                           (A) the Aggregate Cap for such Equity Financing, and

                           (B) the total number of Equity Securities offered for sale in such Equity Financing exceeds

                  (ii) the lesser of

                           (A) the maximum number of Equity Securities specified in DCX's Participation Notice for such Equity Financing, and

                           (B) the number of Ballard Common Shares equal to the product obtained when

                                    (I) the lesser of

                                            1.       the Aggregate Cap for such
                                                     Equity Financing, and

                                            2.       the total number of Equity
                                                     Securities offered for sale
                                                     in such Equity Financing
                           is multiplied by

                                    (II) the quotient obtained when

                                            1. the DCX Proportion,

                                  is divided by

                                            2. the aggregate of the DCX
                                            Proportion and the Ford Proportion.

                  The Ford Group Cap is calculated as follows:

                  (lesser of A & B) - (lesser of C & [(lesser of A & B ) * (D /
                  E)]),

                  where:

                  A= Aggregate Cap for such Equity Financing, B= Total number of Equity Securities offered for sale in such
                     Equity Financing,
                  C= The maximum number of Equity Securities specified in DCX's
                     Participation Notice for such Equity Financing,
                  D= The DCX Proportion,
                  E= The aggregate of the DCX Proportion and the Ford
                     Proportion,

                  FORD PROPORTION means 11.52%, subject to adjustment pursuant to Section 2.4,

                  FOURTH ALLIANCE AGREEMENT means that certain agreement dated August 31, 2005 among Ballard, DCX, Ford and DBF,

                  FOURTH SETTLEMENT AGREEMENT means the settlement agreement entered into on the Closing Date among Ballard, DCX, DaimlerChrysler North America Holding Corporation, Ford, Ford Global Technologies, LLC and DBF Holdings,

                  FULLY DILUTED in respect of a number of outstanding Ballard Common Shares means the number of outstanding Ballard Common Shares calculated as if every security that is convertible or exchangeable into, or otherwise carries the right to acquire Ballard Common Shares had been converted, exchanged or exercised, as the case may be,

                  FULLY ISSUED in respect of an Equity Financing or issuance of Equity Securities pursuant to Section 2.11 or Section 2.12 means the number of Ballard Common Shares outstanding immediately after such Equity Financing or issuance of Equity Securities calculated as if

                  (i) every Equity Security offered for sale under such Equity Financing or to be issued pursuant to Section 2.11 or Section
                  2.12 is issued, and

                  (ii) every Equity Security issued pursuant to the Equity Financing or pursuant to Section 2.11 or Section 2.12 that is convertible or exchangeable into, or otherwise carries the right to acquire Ballard Common Shares had been converted, exchanged or exercised, as the case may be,

                  FUNDAMENTAL BREACH has the meaning ascribed to that term in
         Section 15.5 of the Fourth Alliance Agreement,

                  GOVERNMENTAL AUTHORITY means the government of Canada, the government of a Canadian province or territory, the government of Germany, the government of a German state, the government of the United States of America, the government of an American state or territory and the government of any other applicable country or state, and each ministry, department, commission, board, bureau or other agency of, or municipality, regional district or other local governing body established by, any such government, or other political subdivision thereof, and includes any Person exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government, including the European Commission,

                  GROUP means one of the DCX Group or the Ford Group, as the context requires,

                  INVOLUNTARY DISPOSTIONS has the meaning ascribed to that term in Section 5.6,

                  NON-BREACHING PARTY has the meaning ascribed to that term in
         Section 15.5 of the Fourth Alliance Agreement,

                  NOTICE OF EJECTION has the meaning ascribed to that term in
         Section 15.10,

                  NOTICE OF INTENTION has the meaning ascribed to that term in
         Section 2.5,

                  NOTICE OF PRICING has the meaning ascribed to that term in
         Section 2.5,

                  NOTICE OF TERMINATION has the meaning ascribed to that term in
         Section 15.10,

                  OEMS means, collectively DCX and Ford,

                  OFFER has the meaning ascribed to that term in Section 4.10,

                  OFFERED SHARES has the meaning ascribed to that term in
         Section 4.10,

                  OFFEREE has the meaning ascribed to that term in Section 4.10,

                  OFFEROR has the meaning ascribed to that term in Section 4.10,

                  PARTICIPATION NOTICE has the meaning ascribed to it in Section 2.6,

                  PERSON means an individual, corporation, body corporate, firm, limited liability company, partnership, syndicate, joint venture, society, association, trust or unincorporated organization or governmental authority or trustee, executor, administrator or other legal representative,

                  PRIVATE PLACEMENT SUBSCRIPTION means the irrevocable written subscription delivered to Ballard by DCX pursuant to Section 2.7 or by Ford pursuant to Section 2.8 to purchase Equity Securities,

                  SUBSIDIARY of a Party means a corporation, limited liability company, other body corporate or other entity which that Party, directly or indirectly, controls and in the case of Ford, includes Mazda Motor Corporation for so long as Ford

                  (i) owns at least 33.4% of the outstanding voting, participating equity shares in the capital of Mazda Motor Corporation, and

                  (ii) retains all of its existing abilities and rights to effect the appointment of certain of the senior management, including the President, of Mazda Motor Corporation,

                  TAKEOVER BID means an offer made to any Person to acquire Ballard Common Shares or other securities convertible into or exchangeable for Ballard Common Shares where the Ballard Common Shares and any such other securities subject to such offer, together with the offeror's Ballard Common Shares and other securities convertible into or exchangeable for Ballard Common Shares, which for the purposes of calculation are deemed to have been so converted or exchanged, constitute in the aggregate 20% or more of the Ballard Common Shares outstanding at the date of such offer,

                  TERMINATION NOTICE has the meaning ascribed to that term in
         Section 15.3,

                  THIRD PARTY in relation to a Party means a Person with which that Party deals at arm's length and that is not an Affiliate of that Party,

                  THRESHOLD PERCENTAGE means 25%, subject to increase to 33 1/3% in the circumstances set forth in subsection 1.1.(ea) of the Fourth Alliance Agreement,

                  UNITED STATES DOLLAR, USD or US$ means a United States of America dollar or the basic unit of legal tender commonly used in the United States of America, and

                  XCELLSIS means Ballard Power Systems GmbH and its subsidiary, Fuel Cell Systems GmbH, (formerly Ballard Power Systems AG and, prior to that, XCELLSIS AG and prior to that, XCELLSIS GmbH dbb Fuel Cell Engines GmbH, and prior to that Daimler Benz Fuel Cell Systems GmbH), a corporation existing under the laws of Germany and any successor entity.


                                     PART 2

                                BALLARD FINANCING

NO FINANCING OBLIGATIONS

2.1 No member of the DCX Group or the Ford Group will have any obligation to provide financing or to render guarantees or other security for loans to any member of the Ballard Group.

ADJUSTMENT TO THE DCX PROPORTION

2.3      The DCX Proportion will be adjusted immediately after

         (a) an acquisition by a member of the DCX Group of Ballard Common Shares by adding to the DCX Proportion immediately before such acquisition the amount, if any, by which

                  (i) the proportion of the outstanding Ballard Common Shares owned by the members of the DCX Group immediately after such acquisition exceeds

                  (ii) the greater of

                           (A) the DCX Proportion immediately before such acquisition, and

                           (B) the proportion of the outstanding Ballard Common Shares owned by the members of the DCX Group immediately before such acquisition,

         (b) an acquisition by a member of the Ford Group of Ballard Common Shares, by subtracting the amount, if any, by which the Ford Proportion has been increased pursuant to Section 2.4, and

         (c) an issuance of Ballard Common Shares as consideration for an acquisition of property from a Person other than a member of the DCX Group or the Ford Group that was required to be approved, and was approved under Section 7.21, Section 7.22, Section 7.24, Section 7.25,
         Section 7.26 or Section 7.27, by subtracting the amount by which the proportion of the outstanding Ballard Common Shares owned by the members of the DCX Group decreased as a result of the issuance of such Ballard Shares.

ADJUSTMENT TO THE FORD PROPORTION

2.4      The Ford Proportion will be adjusted immediately after

         (a) an acquisition by a member of the Ford Group of Ballard Common Shares by adding to the Ford Proportion immediately before such acquisition the amount, if any, by which

                  (i) the proportion of the outstanding Ballard Common Shares owned by the members of the Ford Group immediately after such acquisition exceeds

                  (ii) the greater of

                           (A) the Ford Proportion immediately before such acquisition, and

                           (B) the proportion of the outstanding Ballard Common Shares owned by the members of the Ford Group immediately before such acquisition,

         (b) an acquisition by a member of the DCX Group of Ballard Common Shares, by subtracting the amount, if any, by which the DCX Proportion has been increased pursuant to Section 2.3, and

         (c) an issuance of Ballard Common Shares as consideration for an acquisition of property from a Person other than a member of the DCX Group or the Ford Group that was required to be approved, and was approved under Section 7.21, Section 7.22, Section 7.24, Section 7.25,
         Section 7.26 or Section 7.27, by subtracting the amount by which the proportion of the outstanding Ballard Common Shares owned by the members of the Ford Group decreased as a result of the issuance of such Ballard Shares.

PARTICIPATION IN EQUITY FINANCINGS

2.5 If and when Ballard intends to undertake an Equity Financing at a time when the members of the DCX Group and the Ford Group, if members of both Groups own Ballard Common Shares at such time or, if no member of one such Group owns Ballard Common Shares at such time, the members of the other such Group, own or would own, in the aggregate, as the result of the completion of such Equity Financing, assuming that no member of either the DCX Group or the Ford Group participates in such Equity Financing, less than the Aggregate Maximum Percentage of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, Ballard will give to each Ballard Base Shareholder written notice of its intention (a "NOTICE OF INTENTION") to undertake such Equity Financing, such notice to include the anticipated approximate size of such Equity Financing (expressed in Canadian Dollars or United States Dollars), the type of such Equity Financing, the form of Equity Securities to be offered, the proposed timing of such Equity Financing, the price range (within +/- 5%) at which such Equity Financing is anticipated to be offered (expressed in Canadian Dollars or United States Dollars) and any other information which is material to such Equity Financing and is known by Ballard at the time of giving such Notice of Intention, and Ballard will, forthwith after setting the final price of the Equity Securities to be sold under such Equity Financing and the other terms of such Equity Financing, give notice (a "NOTICE OF PRICING") of such final price and other terms to each Ballard Base Shareholder.

PARTICIPATION NOTICE

2.6 Each Ballard Base Shareholder will, if any member of its Group wishes to participate in an Equity Financing, give Ballard written notice (a "PARTICIPATION NOTICE") of such member's irrevocable agreement to so participate before the close of business in Vancouver, Canada, on the third Business Day after the delivery to the Ballard Base Shareholder of the Notice of Pricing for such Equity Financing, or such lesser time as is specified in the Notice of Pricing.

ISSUANCE OF EQUITY SECURITIES TO DCX

2.7 If DCX delivers a Participation Notice to Ballard in the manner and within the time prescribed by Section 2.6 and is a Ballard Base Shareholder at the time that Equity Securities are to be issued pursuant to this Section 2.7, Ballard will issue to the members of the DCX Group specified in such notice, and such members of the DCX Group will subscribe for, take up, purchase and pay for an aggregate number of Equity Securities equal to the lesser of

         (a) the maximum number of Equity Securities specified in the Participation Notice delivered by DCX, and

         (b) the DCX Group Cap.

ISSUANCE OF EQUITY SECURITIES TO FORD

2.8 If Ford delivers a Participation Notice to Ballard in the manner and within the time prescribed by Section 2.6 and is a Ballard Base Shareholder at the time that Equity Securities are to be issued pursuant to this Section 2.8, Ballard will issue to the members of the Ford Group specified in such notice, and such members of the Ford Group will subscribe for, take up, purchase and pay for an aggregate number of Equity Securities equal to the lesser of

         (a) the maximum number of Equity Securities specified in the Participation Notice delivered by Ford, and

         (b) the Ford Group Cap.

PRIVATE PLACEMENT TO DCX

2.9 If Ballard irrevocably commits to do an Equity Financing within 30 days after delivery to DCX of the Notice of Intention for such Equity Financing, either

         (a) at a price outside the range of pricing specified in the Notice of Intention for such Equity Financing, or

         (b) at a price that exceeds the final price specified in the Notice of Pricing for such Equity Financing,

and the members of the DCX Group and the Ford Group, if both Groups own Ballard Common Shares at the time of such commitment, or, if no member of the Ford Group owns Ballard Common Shares at such time, the members of the DCX Group own, in the aggregate, immediately after such Equity Financing, less than the Aggregate Maximum Percentage of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, DCX may deliver to Ballard and Ford (if Ford is a Ballard Base Shareholder at the time of delivery of such notice), within 60 days after the completion of such Equity Financing, its irrevocable written subscription for a number of the same type of Equity Securities as offered under such Equity Financing not exceeding the maximum number permitted pursuant to Section 2.11 and Section 2.13, unless

         (c) it has exercised its right pursuant to Section 2.7 to participate in such Equity Financing, or

         (d) the members of the DCX Group have not, in respect of any two consecutive previous Equity Financings by Ballard completed after the Closing Date, purchased at least

                  (i) the number of Equity Securities pursuant to Section 2.7 equal to the lesser of

                           (A) the product obtained when

                                    (I) the number of Equity Securities offered in each such Equity Financing is multiplied by

                                    (II) the quotient obtained when

                                             1. the DCX Proportion
                                  is divided by

                                            2.       the aggregate of the DCX
                                                     Proportion and the Ford
                                                     Proportion, and

                           (B) the number of Equity Securities so that, immediately after such purchase, the members of the DCX Group would own, in the aggregate, at least the number of Ballard Common Shares, calculated on a Fully Issued basis, equal to the product obtained when

                                    (I) the DCX Proportion,

                           is multiplied by

                                    (II) the total number of Ballard Common
                                    Shares, calculated on a Fully Issued basis, outstanding immediately after such purchase, or

                  (ii) the number of Equity Securities pursuant to Section 2.11 that when issued to members of the DCX Group would result in the members of the DCX Group owning the same proportion of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, as they would have owned on the date that is 90 days after the date that each such Equity Financing was completed, or such earlier date that Ballard issued Equity Securities to DCX under Section 2.11 with respect to each such Equity Financing, if the members of the DCX Group had purchased the number of Equity Securities equal to the lesser of the number of Equity Securities calculated under Section 2.9(d)(i)(A) with respect to each such Equity Financing and the number of Equity Securities calculated under Section 2.9(d)(i)(B) with respect to each such Equity Financing.

PRIVATE PLACEMENT TO FORD

2.10 If Ballard irrevocably commits to do an Equity Financing within 30 days after delivery to Ford of the Notice of Intention for such Equity Financing, either

         (a) at a price outside the range of pricing specified in the Notice of Intention for such Equity Financing, or

         (b) at a price that exceeds the final price specified in the Notice of Pricing for such Equity Financing,

and the members of the DCX Group and the Ford Group, if both Groups own Ballard Common Shares at the time of such commitment or, if no member of the DCX Group owns Ballard Common Shares at such time, the members of the Ford Group, own, in the aggregate, immediately after such Equity Financing, less than the Aggregate Maximum Percentage of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, Ford may deliver to Ballard and DCX (if DCX is a Ballard Base Shareholder at the time of delivery of such notice), within 60 days after the completion of such Equity Financing, its irrevocable written subscription for a number of the same type of Equity Securities as offered under such Equity Financing not exceeding the maximum number permitted pursuant to Section 2.12 and Section 2.13, unless

         (c) it has exercised its right pursuant to Section 2.8 to participate in such Equity Financing, or

         (d) the members of the Ford Group have not, in respect of any two consecutive previous Equity Financings by Ballard completed after the Closing Date, purchased at least

                  (i) the number of Equity Securities pursuant to Section 2.8 equal to the lesser of

                           (A) the product obtained when

                                    (I) the number of Equity Securities offered in each such Equity Financing is multiplied by

                                    (II) the quotient obtained when

                                             1.      the Ford Proportion

                                  is divided by

                                             2.      the aggregate of the DCX
                                                     Proportion and the Ford
                                                     Proportion, and

                           (B) the number of Equity Securities so that, immediately after such purchase, the members of the Ford Group would own, in the aggregate, at least the number of Ballard Common Shares, calculated on a Fully Issued basis, equal to the product obtained when

                                    (I) the Ford Proportion,

                           is multiplied by

                                    (II) the total number of Ballard Common
                                    Shares, calculated on a Fully Issued basis, outstanding immediately after such purchase, or

                  (ii) the number of Equity Securities pursuant to Section 2.12 that when issued to members of the Ford Group would result in the members of the Ford Group owning the same proportion of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, as they would have owned on the date that is 90 days after the date that each such Equity Financing was completed, or such earlier date that Ballard issued Equity Securities to Ford under Section 2.12 with respect to each such Equity Financing, if the members of the Ford Group had purchased the number of Equity Securities equal to the lesser of the number of Equity Securities calculated under Section 2.10(d)(i)(A) with respect to each such Equity Financing and the number of Equity Securities calculated under Section 2.10(d)(i)(B) with respect to each such Equity Financing.

NUMBER OF EQUITY SECURITIES IN PRIVATE PLACEMENT TO DCX

2.11 Subject to Section 2.13, within 30 days after receipt of a Private Placement Subscription under Section 2.9, Ballard will, subject to receipt of all necessary approvals of Governmental Authorities and stock exchanges and to DCX being a Ballard Base Shareholder at the time that Equity Securities are issued pursuant to this Section 2.11, issue to the members of the DCX Group specified in such Private Placement Subscription, and DCX will cause such members of its Group to purchase from Ballard and pay the subscription price for, an aggregate number of Equity Securities equal to the lesser of

         (a) the maximum number of Equity Securities specified in such Private Placement Subscription, and

         (b) the number of Equity Securities that when issued to members of the DCX Group would result in the members of the DCX Group owning the same proportion of the outstanding Ballard Common Shares calculated on a Fully Issued basis, as they would have owned on the date of issuance of Equity Securities under this Section 2.11 if the members of the DCX Group had purchased the DCX Group Cap (calculated as if Ford delivered a Participation Notice for the number of Equity Securities equal to the Aggregate Cap) for the Equity Financing pursuant to Section 2.7.

         Subject to Section 2.13, if Ford has purchased Equity Securities pursuant to Section 2.8, such number of Equity Securities in this
         Section 2.11(b) is calculated as follows:

               (B* C) - A
               ----------
                 1 - B

         where:

         A = The number of Ballard Common Shares owned by the members of the DCX Group immediately before the issuance of Equity Securities under this Section 2.11,

         B = The proportion held by the DCX Group of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, as it would have been if the DCX Group had purchased the DCX Group Cap (calculated as if Ford delivered a Participation Notice for the number of Equity Securities equal to the Aggregate Cap) for the Equity Financing pursuant to Section 2.7, and

         C = The number of Ballard Common Shares outstanding immediately before the issuance of Equity Securities under this Section 2.11, calculated as if every Equity Security issued pursuant to the Equity Financing that is convertible or exchangeable into or otherwise carries the right to acquire Ballard Common Shares had been converted, exchanged or exercised as the case may be, otherwise, such number of Equity Securities in this Section 2.11(b) is calculated, subject to Section 2.13, as follows:

           ((B* D) - E)
         C*(----------) + (C* D) - A
           (   1 - B  )

         where:

         A = The number of Ballard Common Shares owned by the members of the DCX Group immediately before the issuance of Equity Securities under this Section 2.11,

         B =   The Aggregate Maximum Percentage,

         C = The proportion held by the DCX Group of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, as it would have been if the DCX Group had purchased the DCX Group Cap (calculated as if Ford delivered a Participation Notice for the number of Equity Securities equal to the Aggregate Cap) for the Equity Financing pursuant to Section 2.7,

         D = The number of Ballard Common Shares outstanding immediately before the issuance of Equity Securities under this Section 2.11, calculated as if every Equity Security issued pursuant to the Equity Financing that is convertible or exchangeable into, or otherwise carries the right to acquire Ballard Common Shares had been converted, exchanged or exercised as the case may be,

         E = The total number of Ballard Common Shares owned by the members of the DCX Group and the Ford Group immediately before the issuance of Equity Securities under this Section 2.11 or Section 2.12.

NUMBER OF EQUITY SECURITIES IN PRIVATE PLACEMENT TO FORD

2.12 Subject to Section 2.13, within 30 days after receipt of a Private Placement Subscription under Section 2.10, Ballard will, subject to receipt of all necessary approvals of Governmental Authorities and stock exchanges and to Ford being a Ballard Base Shareholder at the time that Equity Securities are issued pursuant to this Section 2.12, issue to the members of the Ford Group specified in such Private Placement Subscription, and Ford will cause such members of its Group to purchase from Ballard and pay the subscription price for, an aggregate number of Equity Securities equal to the lesser of

         (a) the maximum number of Equity Securities specified in such Private Placement Subscription, and

         (b) the number of Equity Securities that when issued to members of the Ford Group would result in the members of the Ford Group owning the same proportion of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, as they would have owned on the date of issuance of Equity Securities under this Section 2.12 if the members of the Ford Group had purchased the Ford Group Cap (calculated as if DCX delivered a Participation Notice for the number of Equity Securities equal to the Aggregate Cap) for the Equity Financing pursuant to Section 2.8.

         Subject to Section 2.13, if DCX has purchased Equity Securities pursuant to Section 2.7, such number of Equity Securities in this
         Section 2.12(b) is calculated as follows:

               (B* C) - A
               ----------
                 1 - B

         where:

         A = The number of Ballard Common Shares owned by the members of the Ford Group immediately before the issuance of Equity Securities under this Section 2.12,

         B = The proportion held by the Ford Group of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, as it would have been if the Ford Group had purchased the Ford Group Cap (calculated as if DCX delivered a Participation Notice for the number of Equity Securities equal to the Aggregate Cap) for the Equity Financing pursuant to Section 2.8, and

         C = The number of Ballard Common Shares outstanding immediately before the issuance of Equity Securities under this Section 2.12, calculated as if every Equity Security issued pursuant to the Equity Financing that is convertible or exchangeable into, or otherwise carries the right to acquire Ballard Common Shares had been converted, exchanged or exercised as the case may be, otherwise, such number of Equity Securities in this Section 2.12(b) is calculated, subject to Section 2.13, as follows:

           ((B* D) - E)
         C*(----------) + (C* D) - A
           (   1 - B  )

         where:

         A = The number of Ballard Common Shares owned by the members of the Ford Group immediately before the issuance of Equity Securities under this Section 2.12.

         B =   The Aggregate Maximum Percentage,

         C = The proportion held by the Ford Group of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, as it would have been if the Ford Group had purchased the Ford Group Cap (calculated as if DCX delivered a Participation Notice for the number of Equity Securities equal to the Aggregate Cap) for the Equity Financing pursuant to Section 2.8,

         D = The number of Ballard Common Shares outstanding immediately before the issuance of Equity Securities under this Section 2.12, calculated as if every Equity Security issued pursuant to the Equity Financing that is convertible or exchangeable into, or otherwise carries the right to acquire Ballard Common Shares had been converted, exchanged or exercised as the case may be,

         E = The total number of Ballard Common Shares owned by the members of the DCX Group and the Ford Group immediately before the issuance of Equity Securities under Section 2.11 or this Section 2.12.

MAXIMUM FOR PRIVATE PLACEMENT

2.13 The number of Equity Securities issued pursuant to Section 2.11 or Section
2.12 will not exceed the number of Equity Securities that would result in the members of the DCX Group and the Ford Group owning immediately after such issuance, in the aggregate, the Aggregate Maximum Percentage of the outstanding Ballard Common Shares, calculated on a Fully Issued basis.

         Such maximum number of Equity Securities is calculated as follows:

           (B* C) - A
           ----------
              1 - B

         where:

         A = The total number of Ballard Common Shares owned by members of the DCX Group and the Ford Group immediately before the issuance of Equity Securities under Section 2.11 or Section 2.12, calculated as if every Equity Security issued to a member of either such Group pursuant to the applicable Equity Financing that is convertible or exchangeable into, or otherwise carries the right to acquire Ballard Common Shares had been converted, exchanged or exercised as the case may be,

         B =   The Aggregate Maximum Percentage, and

         C = The number of Ballard Common Shares outstanding immediately before the issuance of Equity Securities under Section 2.11 or
               Section 2.12, calculated as if every Equity Security issued pursuant to the applicable Equity Financing that is convertible or exchangeable into, or otherwise carries the right to acquire Ballard Common Shares had been converted, exchanged or exercised as the case may be.

PRICE FOR PRIVATE PLACEMENT SECURITIES

2.14 The price for Equity Securities to be issued pursuant to Section 2.11 or Section 2.12 will be the greater of

         (a) the issue price of the Equity Securities issued pursuant to the applicable Equity Financing, and

         (b) the lowest price at which such securities may be issued by Ballard pursuant to the written policies of The Toronto Stock Exchange applicable to private placements, if Ballard's securities are then listed on The Toronto Stock Exchange and, if not so listed, pursuant to the written policies on private placements of all then applicable securities regulators and stock exchanges.

REGULATORY APPROVALS

2.15 Ballard will use all reasonable efforts to obtain all approvals of stock exchanges and, to the extent appropriate, Governmental Authorities and the relevant Ballard Base Shareholder, to the extent appropriate, will use all reasonable efforts to obtain all approvals of Governmental Authorities, necessary for the issuance of Equity Securities subscribed for pursuant to
Section 2.7, Section 2.8,

Section 2.11 or Section 2.12, but if any such stock exchange or Governmental Authority notifies Ballard or the relevant Ballard Base Shareholder that it will not grant such an approval in the circumstances

         (a) the relevant Ballard Base Shareholder and each member of its Group will be released from its obligation to purchase such Equity Securities and will not be considered to have failed to purchase the maximum number of Equity Securities in respect of the Equity Financing to which they relate, and

         (b) Ballard will be released from its obligation to issue the Equity Securities referred to in Section 2.15(a) to that Ballard Base Shareholder and the members of its Group.

NO OBLIGATION OF BALLARD TO QUALIFY EQUITY SECURITIES

2.16 Each of DCX and Ford acknowledges that any Equity Securities acquired by members of its Group pursuant to Section 2.11 or Section 2.12, respectively, will be subject, in accordance with applicable securities laws and the rules and policies of applicable stock exchanges, to restrictions on resale and that Ballard will have no obligation to qualify any Equity Securities so issued by issuance under applicable securities laws of a prospectus, registration statement or similar document, provided however, for greater certainty, the Parties acknowledge that the Ballard Common Shares issued pursuant to the Call Agreement are not being issued pursuant to Section 2.11 or Section 2.12 and that this Section 2.16 shall in no way affect Ballard's obligations under or pursuant to the registration rights agreement among the Parties in respect of the Ballard Common Shares issued pursuant to the Call Agreement.

NO DISPOSITION OF BALLARD COMMON SHARES DURING PARTICIPATION

2.17 Notwithstanding any other rights granted under this Agreement, once a Ballard Base Shareholder gives a Participation Notice or a Private Placement Subscription to Ballard, it will ensure that no member of its Group will sell, transfer or otherwise dispose of any Ballard Common Shares, except to one or more other members of its Group, until the earlier of the completion of the issuance of Equity Securities pursuant to such Participation Notice or Private Placement Subscription and the 60th day after delivery of the Participation Notice or Private Placement Subscription, as the case may be.

                                     PART 3

                                 BALLARD SHARES

RESTRICTIONS ON FURTHER ACQUISITION OF EQUITY SECURITIES

3.1 Neither of DCX nor Ford will, nor will either of them permit any member of its Group to, effect the direct or indirect acquisition of any Equity Security if such acquisition would result in the members of the DCX Group and the Ford Group owning, in the aggregate, more than the Aggregate Maximum Percentage of the outstanding Ballard Common Shares, except

         (a) by way of a Circular Bid made on or before November 30, 2005, the effect of which would be, if such Circular Bid was fully accepted, that all of the outstanding

         Ballard Common Shares would be owned by members of the DCX Group and the Ford Group if members of both Groups own Ballard Common Shares or, if no member of one such Group owns Ballard Common Shares, all of the outstanding Ballard Common Shares would be owned by the members of the other such Group,

         (b) by way of a Circular Bid made after November 30, 2005 and on or before November 30, 2007, the effect of which would be, if such Circular Bid was fully accepted, that members of the DCX Group and the Ford Group would own in the aggregate, at least two-thirds, calculated on a Fully Diluted basis, of all outstanding Ballard Common Shares if members of both Groups own Ballard Common Shares or, if no member of one such Group owns Ballard Common Shares, at least two-thirds, calculated on a Fully Diluted basis, of all outstanding Ballard Common Shares would be owned by the members of the other such Group,

         (c) by way of a Circular Bid made after November 30, 2007, pursuant to which

                  (i) the members of the DCX Group and the Ford Group making the acquisition acquire not less than the greater of

                           (A) 20%, calculated on a Fully Diluted basis, of all outstanding Ballard Common Shares, and

                           (B) the number of Ballard Common Shares so that the members of the DCX Group and the Ford Group will, immediately after such acquisition, own more than 50%, calculated on a Fully Diluted basis, of all outstanding Ballard Common Shares if members of both Groups own Ballard Common Shares or, if no member of one such Group owns Ballard Common Shares, more than 50%, calculated on a Fully Diluted basis, of all outstanding Ballard Common Shares is owned by the members of the other such Group,

                  (ii) if only one of DCX or Ford remains a shareholder of Ballard and is a Ballard Base Shareholder, and one or more members of its Group makes such an acquisition, the members of such Group acquire, in the aggregate, more than 10%, calculated on a Fully Diluted basis, of all outstanding Ballard Common Shares, and

                  (iii) if both DCX and Ford are shareholders of Ballard but the directors of Ballard elected by DBF Holdings at the direction of DCX and Ford are no longer entitled to exercise the rights pursuant to Section 7.21, Section 7.24 or Section 7.26, as applicable, and one of DCX or Ford is a Base Ballard Shareholder, the members of such Ballard Base Shareholder's Group that makes the acquisition acquire, in the aggregate, more than 10%, calculated on a Fully Diluted basis, of all outstanding Ballard Common Shares,

         (d) by way of a stock dividend, subdivision or other stock distribution that is made or is available to all holders of Ballard Common Shares, or

         (e) by transfer from

                  (i) a member of the Group of the other of them, or

                  (ii) a member of the same Group.

FURTHER RESTRICTIONS

3.2 Neither of DCX nor Ford will, nor will either of them permit any member of its Group to,

         (a) deposit any Equity Security in a voting trust or subject any Ballard Common Share to any contract with respect to the voting of such Ballard Common Share, except a voting trust or contract to which only members of the DCX Group and the Ford Group are members and except as expressly contemplated in the Fourth Alliance Agreement,

         (b) join a partnership, limited partnership, syndicate or other entity, or otherwise contract to act in concert with any Person, other than one or more other members of the DCX Group and the Ford Group, for the purpose of acquiring, holding or voting any Ballard Common Share,

         (c) subject to Section 3.2(d), exercise its right to requisition a meeting pursuant to the CANADA BUSINESS CORPORATIONS ACT,

         (d) actively solicit proxies, under any circumstance, with respect to any Ballard Common Share, except

                  (i) if a Third Party has requisitioned a meeting as permitted by the CANADA BUSINESS CORPORATIONS ACT in respect of a proposed amalgamation, arrangement, reorganization, recapitalization or other transaction involving Ballard and requiring the approval of the holders of Ballard Common Shares, which transaction, if it had been initiated by way of a Takeover Bid, would have entitled DCX or Ford to effect a competing Takeover Bid in accordance with Section 5.1(b), a member of the DCX Group or the Ford Group may

                           (A) solicit proxies in respect of such meeting, and

                           (B) requisition a meeting as permitted by the CANADA BUSINESS CORPORATIONS ACT for a similar transaction that if successful would result in the members of the DCX Group and the Ford Group owning at least the number of shares as required by Section 5.1(b), and solicit proxies in respect of such meeting, and

                  (ii) a member of the DCX Group or the Ford Group will not be deemed to be soliciting proxies by reason of its granting a proxy to management of Ballard, or

         (e) effect the direct or indirect acquisition of any Equity Security unless at least 14 Business Days notice of such intended acquisition is given to the other of them, and to Ballard, such notice to include the number of Equity Securities it intends to acquire.

NO OBLIGATION TO DISPOSE OF BALLARD COMMON SHARES

3.3 Notwithstanding Section 3.1, no member of the DCX Group or the Ford Group will be obligated to dispose of any Ballard Common Shares if its percentage ownership of outstanding Ballard Common Shares is increased as a result of a recapitalization of Ballard or a repurchase, redemption or acquisition of securities by Ballard or any other action taken by Ballard.

SHARE CERTIFICATE LEGENDS

3.4      At Closing,

         (a) Each of DCX and Ford will surrender all share certificates issued to members of its group representing the equity securities registered in the name of any member of the DCX Group or any member of the Ford Group and Ballard will issue replacement certificates with the following legends, as applicable, which will remain thereon as long as the DCX Group or the Ford Group, as applicable, is subject to the restrictions on transfer of such securities:

                  (i) "The transfer of the securities represented by this certificate is subject to the provisions of a Fourth Alliance Agreement made August 31, 2005 among Ballard Power Systems Inc., DaimlerChrysler AG, Ford Motor Company and DBF PREF Share Holdings Inc. a copy of the Fourth Alliance Agreement is on file at the Office of the Corporate Secretary of Ballard Power Systems Inc."; and

                  (ii) "The securities represented by this certificate are subject to a four-month hold period and may not be traded in British Columbia until four months after the date of issue except as permitted by the Securities Act (British Columbia) and the securities rules thereunder. in addition, the Securities Act (British Columbia) imposes further restrictions on trades made by a person who is a control person (as defined in such Act) in relation to the issuer of this security.",

         (b) In addition to the legends referred to in Section 3.4(A), Ballard will place on all share certificates representing the equity securities registered in the name of any member of the DCX Group or any member of the Ford Group the following legend, which will remain thereon until such time as it is no longer required under the U.S. Securities Act:

                  "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND HAVE BEEN ISSUED TO AN AFFILIATE, AS THAT TERM IS DEFINED IN RULE 144(A) UNDER THE

                  U.S. SECURITIES ACT, OF THE CORPORATION. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF BALLARD POWER SYSTEMS INC. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY
                  (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, IF APPLICABLE , OR (C) INSIDE THE UNITED STATES (I) PURSUANT TO THE EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR
                  (II) PURSUANT TO ANOTHER APPLICABLE EXEMPTION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS GOVERNING THE OFFER AND SALE OF SUCH SECURITIES, PROVIDED THAT THE HOLDER PROVIDES TO THE CORPORATION AND THE TRANSFER AGENT SUFFICIENTLY IN ADVANCE OF ANY SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER PURSUANT TO CLAUSE (B), OR (C)(I), AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM REASONABLY ACCEPTABLE TO THE CORPORATION AND THE TRANSFER AGENT, CERTIFICATES AND OTHER INFORMATION THEY MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

REPLACEMENT OF LEGENDED SHARE CERTIFICATES ISSUED TO DCX GROUP

3.5      Ballard will, on request by DCX and surrender of

         (a) any certificate issued to a member of the DCX Group on which the legend set forth in Section 3.4(a)(i) has been placed, at any time after November 30, 2007, issue a replacement certificate without such legend, and

         (b) any certificate issued to a member of the DCX Group on which the legend set forth in Section 3.4(a)(ii) has been placed, at any time after the expiry of the hold period referred to in Section 3.4(a)(ii), issue a replacement certificate without such legend, and this provision will survive the effective date of termination of this Agreement and will continue in full force and effect.

REPLACEMENT OF LEGENDED SHARE CERTIFICATES ISSUED TO FORD GROUP

3.6      At any time after

         (a) November 30, 2007, Ballard will, on request by Ford and surrender of any certificate issued to a member of the Ford Group on which the legend set forth in Section 3.4(a)(i) has been placed, issue a replacement certificate without such legend,

         (b) November 30, 2007, if Ford delivers to Ballard an opinion of counsel in form and substance reasonably satisfactory to Ballard to the effect that the offer and sale of the shares referred to in Section 3.4(b) are in compliance with all applicable U.S. Federal and State securities laws and that the legends on such share certificates are no longer required, Ballard will, upon delivery by Ford of any certificate issued to a member of the Ford Group on which the legend set forth in
         Section 3.4(b) has been placed, issue a replacement certificate without such legend, and

         (c) the expiry of the hold period referred to in Section 3.4(a)(ii), Ballard will, on request by Ford and surrender of any certificate issued to a member of the Ford Group on which the legend set forth in
         Section 3.4(a)(ii) has been placed, issue a replacement certificate without such legend,

and this provision will survive the effective date of termination of the Fourth Alliance Agreement and will continue in full force and effect.

                                     PART 4

                          DISPOSITION OF BALLARD SHARES

RESTRICTIONS ON TRANSFERS OF BALLARD SHARES BY DCX AND FORD

4.1 Except as expressly permitted by the Fourth Alliance Agreement, until November 30, 2007,

         (a) DCX will not, and will not permit any member of the DCX Group to, sell, assign, transfer or otherwise dispose of, other than by a sale or transfer to a member of the Ford Group,

                  (i) any Base DCX Ballard Shares, or

                  (ii) any Ballard Common Shares, other than the Base DCX Ballard Shares, without the prior consent of Ballard, which consent will not be unreasonably withheld, and

         (b) Ford will not, and will not permit any member of the Ford Group to, sell, assign, transfer or otherwise dispose of, other than by a sale or transfer to a member of the DCX Group,

                  (i) any Base Ford BPS Shares, or

                  (ii) any Ballard Common Shares, other than the Base Ford BPS Shares, without the prior consent of Ballard, which consent will not be unreasonably withheld.

TRANSFER OF SHARES WITHIN GROUP

4.2 Each Party may, and may cause members of its Group to, sell, assign or transfer any Equity Securities owned by one or more of them to one or more other members of its Group, provided that

         (a) the Party remains bound by the terms of this Agreement and all agreements and instruments referred to in, and entered into by the Party pursuant to, the Acquisition Agreement, and causes each such member of its Group to act in accordance with the Fourth Alliance Agreement and all agreements and instruments referred to in, or entered into by the Party pursuant to, the Fourth Alliance Agreement,

         (b) the Party causes any such member of its Group to transfer such shares to the Party or another member of the Party's Group before the member ceases to be a member of the Group, and

         (c) the Party causes any such member of its Group to be bound by the provisions of the Fourth Settlement Agreement and, in order to evidence the same, causes such member of the Group to execute and deliver to each party to the Fourth Settlement Agreement that is bound by such agreement at that time an addendum to the Fourth Settlement Agreement which states that such member of the Group is bound by the provisions of the Fourth Settlement Agreement.

TRANSFER OF SHARES BETWEEN GROUPS

4.3 Each of DCX and Ford may, and may cause members of its Group to, sell, assign or transfer any Equity Securities owned by one or more of them to one or more members of the other's Group, provided that

         (a) DCX and Ford provide prior notice of such transfer to Ballard, and

         (b) the transferee agrees to be bound by the provisions of the Fourth Settlement Agreement and, in order to evidence the same, executes and delivers, prior to the transfer of such shares, to each Party to the Fourth Settlement Agreement that is bound by such agreement at that time, an addendum to the Fourth Settlement Agreement which states that the transferee will be bound by the provisions of the Fourth Settlement Agreement.

EQUITY SECURITIES TO BE HELD DIRECTLY

4.4 Each of DCX and Ford will ensure that any member of its Group that owns any Equity Securities will at all times hold such securities directly, in its own name, as the registered holder thereof and each of DCX and Ford will from time to time, on request by Ballard, provide to Ballard a list of all members of its Group that hold Equity Securities and the number of Equity Securities held by each of them.

DISPOSITION OF BALLARD COMMON SHARES

4.5      If any member of

         (a) the DCX Group sells or transfers any Ballard Common Shares, other than to another member of the DCX Group, the Ballard Common Shares sold or transferred will be deemed to have been Ballard Common Shares other than the Base DCX Ballard Shares until such time as the number of Ballard Common Shares owned by the DCX Group is equal to the number of Base DCX Ballard Shares, and

         (b) the Ford Group sells or transfers any Ballard Common Shares, other than to another member of the Ford Group, the Ballard Common Shares sold or transferred will be deemed to have been Ballard Common Shares other than the Base Ford BPS Shares until such time as the number of Ballard Common Shares owned by the Ford Group is equal to the number of Base Ford BPS Shares.

CEASING TO BE A MEMBER OF A GROUP DEEMED TO HAVE DISPOSED

4.6 If, at any time, a member of the DCX Group or the Ford Group ceases to be a member of such Group, it will be deemed to have disposed of all Ballard Common Shares owned by it at such time unless it again becomes a member of the same Group, or another member of that Group acquires such shares, within 30 days of it ceasing to be such a member.

TRANSFER OF BALLARD COMMON SHARES

4.7 Subject to Section 4.1, Section 4.10, Section 5.2, Section 5.3, Section 5.4 and Section 5.5, if applicable, members of the DCX Group and the Ford Group may sell, assign or transfer any Ballard Common Shares if DCX, in connection with an intended sale, assignment or transfer of Ballard Common Shares by any member of the DCX Group to a Person other than a member of the Ford Group, or Ford, in connection with an intended sale, assignment or transfer of Ballard Common Shares by any member of the Ford Group to a Person other than a member of the DCX Group, gives notice to Ballard, following the expiration of the 60-day period referred to in Section 4.10 and prior to the expiration of 180 days after such 60-day period, of the intention to sell, transfer or assign such Ballard Common Shares at least 30 days before such sale, transfer or assignment and will, before effecting such sale, assignment or transfer, consult with Ballard in respect of such sale, transfer or assignment.

BALLARD TO SUPPORT DCX AND FORD IN SALE OF BALLARD COMMON SHARES

4.8 Ballard will, at the request of DCX or Ford, as applicable, support the member of its Group in the selling of any Ballard Common Shares owned by such member at the most favourable price available under the circumstances at the time.

MORTGAGE OF BALLARD SHARES

4.9 The granting of one or more mortgages, pledges, hypothecations or other security interests on any or all of the Ballard Common Shares owned by any member of the DCX Group or the Ford Group will not constitute a disposition of such shares pursuant to the Fourth Alliance Agreement until such a mortgage, pledge, hypothecation or security interest is enforced, and the restrictions on transfer of such shares set out in this Agreement will apply to any transfer to or at the direction of the holder of such a mortgage, pledge, hypothecation or security interest.

RIGHTS OF FIRST OFFER ON SALE OF SHARES

4.10 Subject to Section 4.2, Section 4.3, Section 5.2, Section 5.3, Section 5.4 and Section 5.5, neither DCX nor Ford will, nor will it permit any member of its Group to, sell, transfer or otherwise dispose of any of its Base Ballard Shares, other than a sale, transfer or disposition to one or more members of the other's Group but including a sale, transfer or disposition to a member of the Ballard Group, unless it first delivers an offer (the "OFFER") to the other of them, with a copy to Ballard, which Offer will constitute an offer to sell the number of Base Ballard Shares set forth in the Offer (the "OFFERED SHARES") owned by the offeror and members of its Group (collectively, the "OFFEROR") to such other Party (the "OFFEREE") and will specify

         (a) that the Offer is being made pursuant to the provisions of this
         Section 4.10,

         (b) the sale price for the Offered Shares expressed in Canadian
         Dollars,

         (c) the terms and conditions of sale,

         (d) the date that the Offer is delivered to the Offeree,

         (e) that the Offer will be open for acceptance by the Offeree for a period of 60 days, unless a Takeover Bid by a Third Party referred to in Section 5.1 has been made, in which case the Offer will be open for acceptance for a minimum period of 5 Business Days ending on a Business Day that is at least 5 Business Days before the date set for the tendering of shares under such Takeover Bid (ignoring any extensions of such date), and

         (f) that the Offer must be fully accepted by the Offeree in order for a binding contract of purchase and sale to be formed under Section 4.12.

ACCEPTANCE OF OFFER

4.11 The Offeree may, by written notice delivered to the Offeror within the time period referred to in Section 4.10(e), accept the Offer.

FORMATION OF CONTRACT

4.12 If, within the time period referred to in Section 4.10(e), the Offeree has accepted the Offer in respect of all of the Offered Shares, a binding contract of purchase and sale among the Offeror or the members of the Offeror's Group holding the Offered Shares and the Offeree will come into effect.

OFFER TO THIRD PARTIES

4.13 If within the time period referred to in Section 4.10(e), the Offer is not accepted by the Offeree with respect to all of the Offered Shares, the Offeror may, on or before the 210th day after the expiry date of the Offer, sell, transfer, assign or otherwise dispose of all of the Offered Shares to any Person (a) for a price not less than the price specified in the Offer, and (b) on terms and conditions no more favourable to such Person than the terms and conditions specified in the Offer.

PROVISIONS OF SALE CONTRACT

4.14 In addition to the terms and conditions specified in the Offer, the following provisions will apply to any contract of purchase and sale made pursuant to Section 4.12 between the Offeror and the Offeree

         (a) the completion date (the "COMPLETION DATE") will be

                  (i) the first Business Day that is at least 30 days after the later of

                           (A) the date on which the Offer is accepted by the Offeree, and

                           (B) the date on which all required approvals of the applicable Governmental Authorities for the sale of the Offered Shares are received by the Offeror and the Offeree,

                  but in any event no later than six months after the date referred to in Section 4.14(a)(i)(A), or such other time, day or place as the Offeror and the Offeree may agree, at which time the Offeror and the Offeree will execute and deliver such transfer documents and do such further acts and things as may be reasonably required to effect and complete the sale of the Offered Shares, or

                  (ii) if a Takeover Bid by a Third Party referred to in Section
                  5.1 has been made, on the first Business Day that is at least 2 Business Days after the date on which the Offer is accepted by the Offeree,

         (b) the Offeror will execute and deliver all assignments, instruments of transfer and other documents as may be necessary to transfer the Offered Shares on the Completion Date to or as directed by the Offeree,

         (c) unless otherwise specified in the Offer, the full purchase price payable for the Offered Shares will be paid on the Completion Date,

         (d) time will be of the essence,

         (e) the contract will be binding on the parties thereto and on their respective successors and assigns, and

         (f) if the required approvals referred to in Section 4.14(a)(i)(B) are not received within the six-month period referred to in Section 4.14(a) or the relevant Governmental Authority has notified the relevant Parties that the same will not be granted, and all other conditions of the sale have been met, the Offeror and the Offeree will, exercising diligence and acting reasonably and in good faith, make all commercially reasonable efforts to effect a transaction in substitution for the purchases and sales contemplated herein which achieves to the greatest extent possible the same economic, legal and commercial objectives and, failing the agreement of the relevant Parties on the terms of such a transaction within 30 days after the expiry of such six-month period or receipt of such notification of the Governmental Authority, any such Party may refer the matter for dispute resolution under Part 17 of the Fourth Alliance Agreement.

TIME FOR SALE OF OFFERED SHARES

4.15 If the Offered Shares are not sold, transferred, assigned or otherwise disposed of pursuant to Section 4.13 within 210 days after the expiry date of the Offer, then the provisions set forth in Section 4.10 to this Section 4.15, inclusive, will again become applicable to the sale, transfer, assignment or other disposition of all the Offered Shares.

EFFECT OF OFFER FROM DCX AND FORD

4.16 If a Takeover Bid by a Third Party referred to in Section 5.1 has been made and both DCX and Ford deliver an Offer pursuant to Section 4.10, the Offers and any obligation to purchase or sell the Offered Shares will terminate and any member of the DCX Group or the Ford Group may tender all or any portion of the Ballard Common Shares owned by it into such Takeover Bid.

                                     PART 5

                                  TAKEOVER BIDS

DCX'S AND FORD'S RIGHTS IN THE EVENT OF A TAKEOVER BID BY A THIRD PARTY

5.1 If a Third Party makes a bona fide Takeover Bid that would result, if fully accepted, in the Third Party owning more than 50% of the outstanding Ballard Common Shares, each of DCX and Ford will have the following options:

         (a) accept the Third Party as the new majority shareholder of Ballard while keeping its own shareholding in Ballard;

         (b) effect a competing Takeover Bid by way of a Circular Bid made in accordance with Section 3.1, provided that if such Circular Bid is made on or before November 30, 2005, then the effect of the Circular Bid must be that members of the DCX Group and the Ford Group that make the Circular Bid would acquire a number of Ballard Common Shares which is the lesser of

                  (i) the number of Ballard Common Shares to be acquired under
                  Section 3.1(a), and

                  (ii) the maximum number of Ballard Common Shares such Third Party has offered to purchase under the Takeover Bid made by it; and

         (c) subject to Section 4.10 and Section 4.16, tender into the Takeover Bid.

DCX'S RIGHTS ON SUCCESSFUL TAKEOVER BID BY THIRD PARTY

5.2 If a Third Party makes a bona fide Takeover Bid that would result, if fully accepted, in the Third Party owning more than two-thirds of the outstanding Ballard Common Shares, and after such Takeover Bid is completed the Third Party owns more than 50% of the outstanding Ballard Common Shares, including all Ballard Common Shares acquired under the Takeover Bid and the members of the DCX Group that hold Ballard Common Shares have tendered all of such Ballard Common Shares into such Takeover Bid and have sold to such Third Party at least the proportion of the total number of Ballard Common Shares owned by the members of the DCX Group equal to the proportion of the total number of issued Ballard Common Shares purchased by the Third Party, then

         (a) Ballard will, on request by DCX, grant to one or more members of the DCX Group the license referred to in Section 14.1 of the Fourth Alliance Agreement as if the time period for the granting of such license had expired and the conditions precedent for the grant of the license had been satisfied and the license granted pursuant to Section
         14.1 of the Fourth Alliance Agreement will be expanded to permit the production and manufacture of Vehicular Fuel Cells for sale to any customer,

         (b) Ballard will, on request by DCX, grant to one or more members of the DCX Group a license for the systems and components described in
         Section 14.4(a) of the Fourth Alliance Agreement that the members of the DCX Group have elected and agreed, before DCX acquired actual knowledge of, or there was a press release or public announcement of the intention to make such Takeover Bid, to exclusively purchase from Ballard and have purchased from Ballard, on an exclusive basis, before the request for such license is made as if the time period for the granting of such license had expired and the conditions precedent for the grant of the license had been satisfied,

         (c) Section 3.1, Section 3.2, Section 4.1, Section 4.7 and Section 13.2 of the Fourth Alliance Agreement will cease to apply to DCX, and

         (d) Section 6.12(a) of the Fourth Alliance Agreement will cease to apply to Ballard and DCX except that DCX may, by notice given to Ballard before the Ballard Common Shares owned by the members of the DCX Group are tendered into such Takeover Bid, extend the application of Section 6.12(a) of the Fourth Alliance Agreement for one year after the date on which the Third Party completes such Takeover Bid, notwithstanding that Section 13.2 of the Fourth Alliance Agreement will not be applicable during such one year period.

FORD'S RIGHTS ON SUCCESSFUL TAKEOVER BID BY THIRD PARTY

5.3 If a Third Party makes a bona fide Takeover Bid that would result, if fully accepted, in the Third Party owning more than two-thirds of the outstanding Ballard Common Shares, and after such Takeover Bid is completed the Third Party owns more than 50% of the outstanding Ballard Common Shares, including all Ballard Common Shares acquired under the Takeover Bid and the members of the Ford Group that hold Ballard Common Shares have tendered all of such Ballard Common Shares into such Takeover Bid and have sold to such Third

Party at least the proportion of the total number of Ballard Common Shares owned by the members of the Ford Group equal to the proportion of the total number of issued Ballard Common Shares purchased by the Third Party, then

         (a) Ballard will, on request by Ford, grant to one or more members of the Ford Group the license referred to in Section 14.3 of the Fourth Alliance Agreement as if the time period for the granting of such license had expired and the conditions precedent for the grant of the license had been satisfied,

         (b) Section 3.1, Section 3.2, Section 4.1, Section 4.7, and Section
         13.1 of the Fourth Alliance Agreement will cease to apply to Ford, and

         (c) Section 6.12(b) of the Fourth Alliance Agreement will cease to apply to Ballard and Ford except that Ford may, by notice given to Ballard before the Ballard Common Shares owned by the members of the Ford Group are tendered into such Takeover Bid, extend the application of Section 6.12(a) of the Fourth Alliance Agreement for one year after the date on which the Third Party completes such Takeover Bid, notwithstanding that Section 13.1 of the Fourth Alliance Agreement will not be applicable during such one year period.

RIGHTS ON SUCCESSFUL TAKEOVER BID BY FORD

5.4 If Ford completes a bona fide Takeover Bid that results in it owning more than 50% of the outstanding Ballard Common Shares, including all Ballard Common Shares acquired under such Takeover Bid, other than Ballard Common Shares tendered by members of the DCX Group,

         (a) Ballard will, on request by DCX, grant to one or more members of the DCX Group the license under Section 14.1 of the Fourth Alliance Agreement as if the time period for the granting of such license had expired and the conditions precedent for the grant of the license had been satisfied,

         (b) Ballard will, on request by DCX, grant to one or more members of the DCX Group a license for a system or component described in
s         Section 14.4(a) of the Fourth Alliance Agreement that the members of the DCX Group have elected and agreed, before DCX acquired actual knowledge of or there was a press release or public announcement of the intention to make such Takeover Bid, to exclusively purchase from Ballard and have purchased from Ballard, on an exclusive basis, before the request for such license is made as if the time period for the granting of such license had expired and the conditions precedent for the grant of the license had been satisfied,

         (c)      Section 4.7 and Section 4.10 will cease to apply to DCX, and

         (d) Section 4.10 will cease to apply to Ford.

RIGHTS ON SUCCESSFUL TAKEOVER BID BY DCX

5.5      If DCX completes a bona fide Takeover Bid that results in it owning

         (a) more than 50% of the outstanding Ballard Common Shares including all Ballard Common Shares acquired under such Takeover Bid, other than Ballard Common Shares tendered by members of the Ford Group,

                  (i) Ballard will, on request by Ford, grant to one or more members of the Ford Group the license under Section 14.3 of the Fourth Alliance Agreement as if the time period for the granting of such license had expired and the conditions precedent for the grant of such license had been satisfied,

                  (ii) Section 4.7 and Section 4.10 will cease to apply to Ford, and

                  (iii) Section 4.10 will cease to apply to DCX, or

         (b) at least 90% of the outstanding Ballard Common Shares other than the Ballard Common Shares owned by members of the Ford Group, or sufficient shares pursuant to such Takeover Bid to give DCX the right, pursuant to the CANADA BUSINESS CORPORATIONS ACT, to acquire, and it or members of its Group have so acquired, the remainder of the outstanding Ballard Common Shares,

                  (i) Ballard will, on request by Ford, grant to one or more members of the Ford Group the licenses under Section 14.2 of the Fourth Alliance Agreement and Section 14.3 of the Fourth Alliance Agreement, as if the time period for the granting of such licenses had expired and the conditions precedent for the grant of such licenses had been satisfied,

                  (ii) Section 4.7 and Section 4.10 will cease to apply to Ford, and

                  (iii) Section 4.10 will cease to apply to DCX.

RIGHTS ARISING ON INVOLUNTARY DISPOSITION

5.6 If all of the Ballard Common Shares owned by the members of either the DCX Group or the Ford Group are acquired by a Third Party, without the consent of holders of such shares, by way of a compulsory acquisition, going private transaction or other transaction to which such holder has not consented (an "INVOLUNTARY DISPOSITION"),

         (a) in the case of DCX,

                  (i) Ballard will, on request by DCX, grant to one or more members of the DCX Group the license referred to in Section
                  14.1 of the Fourth Alliance Agreement as if the time period for the granting of such license had expired and the conditions precedent for the grant of the license had been satisfied, and the license granted pursuant to Section 14.1 of the Fourth Alliance Agreement will be expanded to permit the production and manufacture of Vehicular Fuel Cells for sale to any customer,

                  (ii) Ballard will, on request by DCX, grant to one or more members of the DCX Group a license for the systems and components described in Section 14.4(a) of the Fourth Alliance Agreement that the members of the DCX Group have elected and agreed, before DCX acquired actual knowledge of, or there was a press release or public announcement of the intention to implement the Involuntary Disposition, to exclusively purchase from Ballard and have purchased from Ballard, on an exclusive basis, before the request for such license is made as if the time period for the granting of such license had expired and the conditions precedent for the grant of the license had been satisfied,

                  (iii) Section 3.1, Section 3.2, Section 4.1, Section 4.7, and
                  Section 13.2 of the Fourth Alliance Agreement will cease to apply to DCX,

                  (iv) Section 6.12(a) of the Fourth Alliance Agreement will cease to apply to Ballard and DCX except that DCX may, by notice given to Ballard before an Involuntary Disposition is implemented, extend the application of Section 6.12(a) of the Fourth Alliance Agreement for one year after the date on which the Involuntary Disposition is implemented, notwithstanding that Section 13.2 of the Fourth Alliance Agreement will not be applicable during such one year period, and

         (b) in the case of Ford,

                  (i) Ballard will, on request by Ford, grant to one or more members of the Ford Group the license referred to in Section
                  14.3 of the Fourth Alliance Agreement as if the time period for the granting of such license had expired and the conditions precedent for the grant of the license had been satisfied,

                  (ii) Section 3.1, Section 3.2, Section 4.1, Section 4.7, and
                  Section 13.1 of the Fourth Alliance Agreement will cease to apply to Ford, and

                  (iii) Section 6.12(b) of the Fourth Alliance Agreement will cease to apply to Ballard and Ford except that Ford may, by notice given to Ballard, before an Involuntary Disposition is implemented, extend the application of Section 6.12(b) of the Fourth Alliance Agreement for one year after the date on which the Involuntary Disposition is implemented, notwithstanding that Section 13.1 of the Fourth Alliance Agreement will not be applicable during such one year period.


                                     PART 7

                         CORPORATE GOVERNANCE OF BALLARD

BOARD OF DIRECTORS

7.1 Immediately after the Closing, the board of directors of Ballard will consist of 12 members, eight of whom have been elected by the holders of Ballard Common Shares.

ELECTION OF DIRECTORS BY HOLDER OF CLASS A SHARE

7.2 The Parties acknowledge that, in accordance with the rights and restrictions attached to the Class A Share, DBF Holdings, as the only holder of an issued Class A Share, has the exclusive right to elect, in the 30-day period immediately following the issuance of such share and in the seven-day period immediately following the close of each meeting of holders of Ballard Common Shares at which one or more directors are elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of Ballard is changed, a number of directors of Ballard that is equal to

         (a) the product (rounded up to the closest whole number if, and only if, such product is not more than 0.49 less than such closest whole number, and otherwise, rounded down to the next lower whole number, provided that where that product is between the Class A Round-up Number and 1.51 such product shall be rounded to 2) obtained when

                  (i) the greater of

                           (A) six, and

                           (B) the total number of directors of Ballard immediately after the election of directors by DBF Holdings is multiplied by

                  (ii) the quotient obtained when

                           (A) the aggregate number of Ballard Common Shares owned at the time of such meeting by the members of the DCX Group is divided by

                           (B) the total number of Ballard Common Shares outstanding at the time of such meeting, or

         (b) if the members of the DCX Group own, in the aggregate, more than 50% of the outstanding Ballard Common Shares at the time of such meeting, the greater of

                  (i) the lowest number of directors that constitutes a majority of the directors of Ballard immediately after the election of directors by DBF Holdings, and

                  (ii) the product determined pursuant to Section 7.2(a).

ELECTION OF DIRECTORS BY HOLDER OF CLASS B SHARE

7.3 The Parties acknowledge that in accordance with the rights and restrictions attached to the Class B Share, DBF Holdings, as the only holder of an issued Class B Share, has the exclusive right to elect, in the 30-day period immediately following the issuance of such share and in the seven-day period immediately following the close of each meeting of holders of Ballard Common Shares at which one or more directors are elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of Ballard is changed, a number of directors of Ballard that is equal to

         (a) the product (rounded up to the closest whole number if, and only if, such product is not more than 0.49 less than such closest whole number, and otherwise, rounded down to the next lower whole number, provided that where that product is between the Class B Round-up Number and 1.51 such product shall be rounded to 2) obtained when

                  (i) the greater of

                           (A) six, and

                           (B) the total number of directors of Ballard immediately after the election of directors by DBF Holdings is multiplied by

                  (ii) the quotient obtained when

                           (A) the aggregate number of Ballard Common Shares owned at the time of such meeting by the members of the Ford Group is divided by

                           (B) the total number of outstanding Ballard Common Shares at the time of such meeting, or

         (b) if the members of the Ford Group own, in the aggregate, more than 50% of the outstanding Ballard Common Shares at the time of such meeting, the greater of

                  (i) the lowest number of directors that constitutes a majority of the directors of Ballard immediately after the election of directors by DBF Holdings, and

                  (ii) the product determined pursuant to Section 7.3(a).

TERM OF DIRECTORS ELECTED BY DBF HOLDINGS

7.4 Each director elected by DBF Holdings pursuant to Section 7.2 or Section 7.3 will be elected for a term ending at the close of the next meeting of holders of Ballard Common Shares at which one or more directors are elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of Ballard is changed.

BALLARD POOLING AGREEMENT

7.5 The Parties intend the provisions in this Section 7.5 through Section 7.12, inclusive, to be a pooling agreement as contemplated by section 146(1) of the CANADA BUSINESS CORPORATIONS ACT with respect to the exercise of voting rights attached to the shares in the capital of Ballard owned by each of DCX, Ford and DBF Holdings.

VOTING BY DBF HOLDINGS

7.6 The directors of DBF Holdings will appoint one of the directors or officers of DBF Holdings to, on behalf of DBF Holdings,

         (a) vote the Class A Share owned by DBF Holdings to approve any matter other than those referred to in Section 7.34(b) that requires approval by separate class resolution of the Class A Share,

         (b) vote the Class B Share owned by DBF Holdings to approve any matter other than those referred to in Section 7.35(b) that requires approval by separate class resolution of the Class B Share,

         (c) abstain from voting the Class A Share owned by DBF Holdings on any matter on which a holder of a Class A Share is entitled to vote with the holders of Ballard Common Shares, and

         (d) abstain from voting the Class B Share owned by DBF Holdings on any matter on which a holder of a Class B Share is entitled to vote with the holders of Ballard Common Shares.

REMOVAL OF DIRECTORS

7.7 If at any time a director of Ballard elected by DBF Holdings votes or otherwise acts in a manner inconsistent with the terms and intent of this Agreement, DBF Holdings will forthwith cause such director to be removed as a director of Ballard and replaced with another individual elected by DBF Holdings.

TRANSFER OF CLASS A SHARE

7.8 DBF Holdings will not transfer the Class A Share owned by it to any Person without the prior consent of Ballard, Ford and DCX.

TRANSFER OF CLASS B SHARE

7.9 DBF Holdings will not transfer the Class B Share owned by it to any Person without the prior consent of Ballard, DCX and Ford.

VOTING BY DCX OF BALLARD COMMON SHARES

7.10 Subject to the exceptions contained in Section 7.16, as long as the Class A Share is outstanding, DCX will not, and will ensure that no member of the DCX Group will, vote, or grant to any other Person the right to vote, any Ballard Common Share on a vote to elect or remove a director to or from the board of directors of Ballard or a resolution the effect of which is to change the rights and restrictions attached to the Class A Share or the Class B Share.

VOTING BY FORD OF BALLARD COMMON SHARES

7.11 Subject to the exceptions contained in Section 7.17, as long as the Class B Share is outstanding, Ford will not, and will ensure that no member of the Ford Group will, vote, or grant to any other Person the right to vote, any Ballard Common Share on a vote to elect or remove a director to or from the board of directors of Ballard or a resolution the effect of which is to change the rights and restrictions attached to the Class A Share or the Class B Share.

TERMINATION OF POOLING AGREEMENT

7.12 The provisions of Section 7.5 to Section 7.11, inclusive, will cease and terminate if

         (a) the Class A Share and the Class B Share are not outstanding, or

         (b) Ford, DCX and Ballard agree to terminate such provisions.

REDEMPTION AND CONVERSION OF CLASS A SHARE

7.13     The Parties acknowledge that Ballard

         (a) has the right to redeem or convert the Class A Share in accordance with the rights, privileges, restrictions and conditions attached to such share, if

                  (i) any Person, other than another member of the DCX Group, acquires or owns any interest in any share in the capital of DBF Holdings issued to a member of the DCX Group, except that the granting of one or more mortgages, pledges, hypothecations or other security interests on any such share will not constitute a disposition of such share pursuant to this Agreement until such a mortgage, pledge, hypothecation or other security interest is enforced, or

                  (ii) any member of the DCX Group sells or is deemed, pursuant to this Agreement, to sell any Base DCX Ballard Shares, except

                           (A) to another member of the DCX Group or to one or more members of the Ford Group, or

                           (B) if a member of the DCX Group acquires such Base DCX Ballard Shares within 30 days after such sale, and

         (b) will redeem or convert the Class A Share on request by DBF Holdings pursuant to Section 7.34(d) if, at the time of such request, the members of the DCX Group

                  (i) own, in the aggregate, at least 75% of the outstanding Ballard Common Shares, or

                  (ii) own or have rights to purchase less than the number of Ballard Common Shares that would entitle DBF Holdings, as the holder of the Class A Share, to elect at least one director of Ballard, assuming that all members of the DCX Group have exercised all rights of conversion, exercise and exchange attached to securities owned by them that are convertible into or exchangeable or exercisable for Ballard Common Shares, and for greater certainty, after such redemption or conversion, the members of the DCX Group will no longer be restricted by any covenant regarding the voting of Ballard Common Shares.

REDEMPTION AND CONVERSION OF CLASS B SHARE

7.14     The Parties acknowledge that Ballard

         (a) has the right to redeem or convert the Class B Share in accordance with the rights, privileges, restrictions and conditions attached to such share, if

                  (i) any Person, other than another member of the Ford Group, acquires or owns any interest in any share in the capital of DBF Holdings issued to a member of the Ford Group, except that the granting of one or more mortgages, pledges, hypothecations or other security interests on any such share will not constitute a disposition of such share pursuant to this Agreement until such a mortgage, pledge, hypothecation or other security interest is enforced, or

                  (ii) any member of the Ford Group sells or is deemed, pursuant to this Agreement, to sell any Base Ford BPS Shares, except

                           (A) to another member of the Ford Group or to one or more members of the DCX Group, or

                           (B) if a member of the Ford Group acquires such Base Ford BPS Shares within 30 days after such sale, and

         (b) will redeem or convert the Class B Share on request by DBF Holdings pursuant to Section 7.35(d) if, at the time of such request, the members of the Ford Group

                  (i) own, in the aggregate, at least 75% of the outstanding Ballard Common Shares, or

                  (ii) own or have rights to purchase less than the number of Ballard Common Shares that would entitle DBF Holdings, as the holder of the Class B Share, to elect at least one director of Ballard, assuming that all members of the Ford Group have exercised all rights of conversion, exercise and exchange attached to securities owned by them that are convertible into or exchangeable or exercisable for Ballard Common Shares, and for greater certainty, after such redemption or conversion, the members of the Ford Group will no longer be restricted by any covenant regarding the voting of Ballard Common Shares.

RESTRICTION ON ISSUANCE OF CLASS A SHARE AND CLASS B SHARE

7.15 Ballard will not issue any Class A Share or any Class B Share to any Person except DBF Holdings.

LIMITATION ON DCX NOMINEES

7.16 As long as the Class A Share is outstanding, DCX will not, directly or indirectly, nominate directors or participate in the solicitation of proxies for the election of directors other than

         (a) those included in the slate of nominees proposed to the shareholders of Ballard by management of Ballard, and

         (b) those DBF Holdings may elect pursuant to the rights and restrictions attached to the Class A Share.

LIMITATION ON FORD NOMINEES

7.17 As long as the Class B Share is outstanding, Ford will not, directly or indirectly, nominate directors or participate in the solicitation of proxies for the election of directors other than

         (a) those included in the slate of nominees proposed to the shareholders of Ballard by management of Ballard, and

         (b) those DBF Holdings may elect pursuant to the rights and restrictions attached to the Class B Share.

FILLING OF CASUAL VACANCIES

7.18 If at any time a director of Ballard elected by DBF Holdings as holder of the Class A Share or the Class B Share ceases to be a director of Ballard for any reason before the expiry of such director's term, the resulting vacancy may only be filled

         (a) by a new director elected by a separate class vote of DBF Holdings as the holder of such share, and

         (b) if, after such election, the number of directors elected by DBF Holdings as holder of such share would not exceed the number of such directors DBF Holdings would be entitled to elect if a meeting of the holders of Ballard Common Shares at which directors had been elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of Ballard is changed had been held immediately before such election.

OFFICER NOMINATION RIGHTS

7.19 Each of the Ballard Base Shareholders will have the non-exclusive right to nominate for consideration by the board of directors of Ballard an individual for each of the following five offices: the Chief Executive Officer; the Chief Financial Officer; the officer to whom the persons responsible for research and development at Ballard report (currently the Chief Technology Officer); the officer to whom the persons responsible for Vehicular Fuel Cell programs at Ballard report (currently the Chief Technology Officer); and the officer to whom the persons responsible for intellectual property at Ballard report (currently the Vice-President, Research and Development).

OFFICER REPLACEMENT RIGHTS

7.20 The Ballard Base Shareholders, acting jointly and on reasonable notice given to the Chief Executive Officer of Ballard, will have the right to require the replacement of the individual holding each of the following three offices: the officer to whom the persons responsible for research and development at Ballard report (currently the Chief Technology Officer); the officer to whom the persons responsible for Vehicular Fuel Cell programs at Ballard report (currently the Chief Technology Officer); and the officer to whom the persons responsible for intellectual property at Ballard report (currently the Vice-President, Research and Development).

SPECIAL APPROVAL RIGHTS FOR DCX/FORD NOMINEES

7.21     Subject to Section 7.22,

         (a) as long as the members of the DCX Group and the Ford Group own at least

                  (i) an aggregate percentage of all of the outstanding Ballard Common Shares equal to the Threshold Percentage, not including any Ballard Common Shares issued in consideration of a material investment in, or acquisition of, a Person other than a wholly-owned Subsidiary of Ballard that was required to be approved, and was approved under this Section 7.21, Section
                  7.24 orSection 7.26, and

                  (ii) an aggregate of at least 20% of all of the outstanding Ballard Common Shares, and

         (b) as long as

                  (i) the members of the DCX Group own all of the Base DCX Ballard Shares, other than Base DCX Ballard Shares transferred to a member of the Ford Group,

                  (ii) the members of the Ford Group own all of the Base Ford BPS Shares, other than the Base Ford BPS Shares transferred to a member of the DCX Group,

                  (iii) the members of the DCX Group own a sufficient number of Ballard Common Shares to entitle DCX to direct DBF Holdings to elect at least one director of Ballard,

                  (iv) the members of the Ford Group own a sufficient number of Ballard Common Shares to entitle Ford to direct DBF Holdings to elect at least one director of Ballard, and

                  (v) each of DCX and Ford directed DBF Holdings to elect at least one director of Ballard at the most recent time when entitled to do so,

the following decisions may not be made or actions taken unless approved by a number of directors of Ballard equal to one director more than a majority of the directors of Ballard who are entitled to vote and who do vote on such decision, including at least one director elected by DBF Holdings at the direction of either DCX or Ford,

         (c) a reduction in size of the board of directors of Ballard below 12 directors,

         (d) the sale of all or substantially all of the Ballard Business or the assets, property or intellectual property of all members of the Ballard Group,

         (e) any mortgage, grant of security interest, pledge or encumbrance on all or substantially all of the assets, property or intellectual property of all members of the Ballard Group,

         (f) any amalgamation, arrangement or statutory reorganization of Ballard with another entity other than a Subsidiary of Ballard,

         (g) any amendment or restatement of

                  (i) the Ballard articles of incorporation, or

                  (ii) the By-laws of Ballard that is inconsistent with the terms of this Agreement,

         (h) the voluntary commencement of bankruptcy or similar proceedings of any member of the Ballard Group,

         (i) a reduction in the stated capital of Ballard,

         (j) any change of the name of Ballard,

         (k) a consolidation (reverse split) of Ballard Common Shares,

         (l) the approval of the annual business plan or budget prepared pursuant to Section 6.3 or any changes thereto, the approval of or any material change to the Ballard Strategic Plan,

         (m) capital investment (or sale) by Ballard or a wholly-owned Subsidiary of Ballard, that is not included in a budget approved under Section (l) if the amount of such investment (or sale), together with all other such unbudgeted investments (or sales) made in the same calendar year would exceed the greater of

                  (i) $15 million, increasing to $30 million after December 31, 2007, and

                  (ii) the lesser of

                           (A) 25% of the total capital budget of Ballard and its wholly-owned Subsidiaries for such calendar year, and

                           (B) $100 million,

         (n) investment, by way of cash, property or securities, (or sale of an investment) by Ballard or a wholly-owned Subsidiary of Ballard in a Person other than a wholly-owned Subsidiary of Ballard, or a sale of a wholly-owned Subsidiary, other than investments (or sales) provided for in a budget approved under sub-section (l), that exceeds the greater of

                  (i) $25 million, and

                  (ii) the lesser of

                           (A) 25% of the total budget for investments in Persons other than wholly-owned Subsidiaries of Ballard for such calendar year, and

                           (B) $100 million, and

         (o) other than as provided in a business plan or in a budget approved under sub-section (l) and subject to the requirements in Section (m) and sub-section (m), to authorize any member of the Ballard Group to

                  (i) borrow money, grant security, guaranty liabilities and obligations of another Person, other than liabilities or obligations of wholly-owned Subsidiaries, in excess of $50 million in any calendar year, and

                  (ii) incur liabilities and other obligations, other than in the ordinary course of business, in excess of $25 million in any calendar year.

MAJORITY VOTE OF DIRECTORS

7.22 If, while Section 7.21 is applicable, one or more directors of Ballard elected by DBF Holdings at the direction of either DCX or Ford,

         (a) is prohibited under the CANADA BUSINESS CORPORATIONS ACT from voting on a matter specified in any of Section 7.21(c) to Section 7.21(o), inclusive,

         (b) abstains from voting on a matter specified in any of Section 7.21(c) to Section 7.21(o), inclusive, other than an abstention for the reason referred to in Section 7.22(a), or

         (c) does not participate, in person or by way of telephone, in a meeting of the board of directors of Ballard at which a matter specified in any of Section 7.21(c) to Section 7.21(o), inclusive, is considered, other than solely as a result of the occurrence of circumstances preventing such participation that are entirely beyond the control or remedy of such director (including, but not limited to, a medical emergency or accident of such director or an immediate family member of such director), such matter will not be subject to Section 7.21, and may be approved by a majority of the votes cast at a meeting of the board of directors of Ballard.

RETENTION OF SPECIAL APPROVAL RIGHTS

7.23 If the aggregate percentage of all of the outstanding Ballard Common Shares held by members of the DCX Group and the Ford Group at any time falls below the Threshold Percentage, notwithstanding Section 7.21(a)(i), the rights set out in
Section 7.21 will remain in effect for a period of 60 days thereafter. If during that 60 day period members of the DCX Group and the Ford Group:

         (a) acquire sufficient Ballard Common Shares so that the aggregate proportion of all of the outstanding Ballard Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, their rights set out in Section 7.21 will remain in effect following expiry of the 60 day period until such time as the aggregate percentage of all of the outstanding Ballard Common Shares held by members of the DCX Group and the Ford Group again falls below the Threshold Percentage, at which time this Section 7.23 will again be applicable; or

         (b) do not acquire sufficient Ballard Common Shares so that the aggregate proportion of all of the outstanding Ballard Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, their rights set out in Section 7.21 will lapse following expiry of the 60 day period. However, their rights set out in Section 7.21 will thereafter come into effect if, within 18 months following the expiry of such 60 day period, members of the DCX Group and the Ford Group acquire sufficient Ballard Common Shares so that the aggregate proportion of all of the outstanding Ballard Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, at which time this Section 7.23 will again be applicable.

For the purpose of determining whether the members of the DCX Group and the Ford Group hold a number of Ballard Common Shares equal to the Threshold Percentage, the number of Ballard Common Shares issued in consideration of a material investment in, or acquisition of, a Person other than a wholly-owned Subsidiary of Ballard that was required to be approved, and was approved, under Section 7.21, Section 7.24 or Section 7.26 shall be excluded from such calculation.

INDIVIDUAL SPECIAL APPROVAL RIGHTS FOR DCX NOMINEES

7.24 Subject to Section 7.25, if Section 7.21(a) or Section 7.21(b) no longer applies, and the members of the DCX Group own at any subsequent time

         (a) at least 33.75% of the outstanding Ballard Common Shares, or

         (b) all of the Base DCX Ballard Shares and all of the Ballard Common Shares that were Base Ford BPS Shares when a member of the Ford Group owned them,

then after such time and as long as,

         (c) the members of the DCX Group own at least

                  (i) an aggregate percentage of all of the outstanding Ballard Common Shares equal to the Threshold Percentage, not including any Ballard Common Shares issued in consideration of a material investment in, or acquisition of, a Person other than a wholly-owned Subsidiary of Ballard that was required to be approved, and was approved under Section 7.21 or this Section 7.24, and

                  (ii) an aggregate of at least 20% of all of the outstanding Ballard Common Shares, and

         (d) the members of the DCX Group own all of the Base DCX Ballard Shares

and Section 13.2 is applicable, the decisions in Section 7.21 to Section 7.21(o), inclusive, will require the approval of a number of directors of

Ballard equal to one director more than a majority of the directors of Ballard who are entitled to vote and who do vote on such decision, including at least one of the directors elected by DBF Holdings at the direction of DCX.

MAJORITY VOTE OF DIRECTORS

7.25 If, while Section 7.24 is applicable, one or more directors of Ballard elected by DBF Holdings at the direction of DCX,

         (a) is prohibited under the CANADA BUSINESS CORPORATIONS ACT from voting on a matter specified in any of Section 7.21(c) to Section 7.21(o), inclusive,

         (b) abstains from voting on a matter specified in any of Section 7.21(c) to Section 7.21(o), inclusive, other than an abstention for any reason referred to in Section 7.25(a), or

         (c) does not participate, in person or by way of telephone, in a meeting of the board of directors of Ballard at which a matter specified in any of Section 7.21(c) to Section 7.21(o), inclusive, is considered, other than solely as a result of the occurrence of circumstances preventing such participation that are entirely beyond the control or remedy of such director (including, but not limited to, a medical emergency or accident of such director or an immediate family member of such director), such matter will not be subject to Section 7.24, and may be approved by a majority of the votes cast at a meeting of the board of directors of Ballard.

INDIVIDUAL SPECIAL APPROVAL RIGHTS FOR FORD NOMINEES

7.26 Subject to Section 7.27, if Section 7.21(a) or Section 7.21(b) no longer applies, and the members of the Ford Group own at any subsequent time

         (a) at least 33.75% of the outstanding Ballard Common Shares, or

         (b) all of the Base Ford BPS Shares and all of the Ballard Common Shares that were Base DCX Ballard Shares when a member of the DCX Group owned them,

then after such time and as long as,

         (c) the members of the Ford Group own at least

                  (i) an aggregate percentage of all of the outstanding Ballard Common Shares equal to the Threshold Percentage, not including any Ballard Common Shares issued in consideration of a material investment in, or acquisition of a Person other than a wholly-owned Subsidiary of Ballard that was required to be approved, and was approved under Section 7.21 or this Section 7.26, and

                  (ii) an aggregate of at least 20% of all of the outstanding Ballard Common Shares, and

         (d) the members of the Ford Group own all of the Base Ford BPS Shares and Section 13.1 is applicable, the decisions in Section 7.21(c) to Section
Section 7.21(o), inclusive, will require the approval of a number of directors of Ballard equal to one director more than a majority of the directors of Ballard who are entitled to vote and who do vote on such decision, including at least one of the directors elected by DBF Holdings at the direction of Ford.

MAJORITY VOTE OF DIRECTORS

7.27 If, while Section 7.26 is applicable, one or more directors of Ballard elected by DBF Holdings at the direction of Ford,

         (a) is prohibited under the CANADA BUSINESS CORPORATIONS ACT from voting on a matter specified in any of Section 7.21(c) to Section 7.21(o), inclusive,

         (b) abstains from voting on a matter specified in any of Section 7.21(c) to Section 7.21(o), inclusive, other than an abstention for the reason referred to in Section 7.27(a), or

         (c) does not participate, in person or by way of telephone, in a meeting of the board of directors of Ballard at which a matter specified in any of Section 7.21(c) to Section 7.21(o), inclusive, is considered, other than solely as a result of the occurrence of circumstances preventing such participation that are entirely beyond the control or remedy of such director (including, but not limited to, a medical emergency or accident of such director or an immediate family member of such director), such matter will not be subject to Section 7.26, and may be approved by a majority of the votes cast at a meeting of the board of directors of Ballard.

DBF HOLDINGS UNANIMOUS SHAREHOLDER AGREEMENT

7.28 The Parties intend the provisions in Section 7.28 through Section 7.41, inclusive, to be

         (a) a unanimous shareholder agreement as defined in section 2(1) of the CANADA BUSINESS CORPORATIONS ACT with respect to DBF Holdings, its business and affairs and the power and authority of the directors and shareholders of DBF Holdings, and

         (b) a pooling agreement as contemplated by section 146(1) of the CANADA BUSINESS CORPORATIONS ACT with respect to the exercise of voting rights attached to the DBF Shares.

OWNERSHIP OF DBF SHARES

7.29 The Parties acknowledge that each of DCX, Ballard and Ford own the following DBF Shares:

                 DCX                50 Class A Common shares
                 Ballard           100 Class B Common shares
                 Ford               50 Class C Common shares
and no other Person has any interest in or right, present or future, contingent or absolute, to purchase or otherwise acquire any DBF Shares or any interest in any DBF Shares.

BUSINESS OF DBF HOLDINGS

7.30     The business and activities of DBF Holdings will be restricted to

         (a) the subscription for, and purchase and ownership of, the Class A Share and the Class B Share,

         (b) the entering into of this Agreement, and

         (c) the exercise of the rights and privileges attached to the Class A Share and the Class B Share subject to the restrictions and conditions attached to such shares and the restrictions pursuant to this Part 7.

DBF BOARD OF DIRECTORS

7.31 The number of directors of DBF Holdings will be a minimum of three and a maximum of five and

         (a) the DCX Group, as the sole holder of DBF Class A Common Shares, will have the exclusive right to elect one director of DBF Holdings,

         (b) the Ford Group, as the sole holder of DBF Class C Common Shares, will have the exclusive right to elect one director of DBF Holdings, and

         (c) the Ballard Group, as the sole holder of DBF Class B Common Shares, will have the exclusive right to

                  (i) determine the number, within the limits contained in the Articles of DBF Holdings, of directors of DBF Holdings, and

                  (ii) appoint two less than the number so determined of the directors of DBF Holdings.

POWER AND AUTHORITY OF DBF DIRECTORS

7.32 The power and authority of the directors and officers of DBF Holdings to manage the business and affairs of DBF Holdings is restricted to

         (a) the matters set out in Section 7.6 and Section 7.7,

         (b) taking the necessary steps to maintain the corporate existence and good standing of DBF Holdings, and

         (c) appointing corporate representatives or officers to

                  (i) vote the Class A Share and the Class B Share pursuant to
                  Section 7.32(a), and

                  (ii) take the steps referred to in Section 7.32(b).

REMOVAL AND REPLACEMENT OF DBF DIRECTORS

7.33 If at any time a director of DBF Holdings votes or otherwise acts in a manner inconsistent with this Agreement, the shareholder that elected such director will forthwith cause such director to be removed as a director of DBF Holdings and fill the vacancy created by such removal.

APPOINTMENT OF DCX AS CORPORATE REPRESENTATIVE

7.34 DCX is irrevocably entitled to act as the sole corporate representative of DBF Holdings to

         (a) exercise the exclusive rights of DBF Holdings, as described under
         Section 7.2, to elect, remove and fill vacancies of directors on the board of directors of Ballard elected in accordance with the rights attaching to the Class A Share; provided that DBF Holdings will not exercise its right to round up the number of directors of Ballard it is entitled to elect in accordance with the rights attaching to the Class A Share if,

                  (i) the members of the DCX Group have not, in respect of any two consecutive previous Equity Financings completed after the Closing Date by Ballard, purchased at least

                           (A) the number of Equity Securities pursuant to
                           Section 2.7 equal to the lesser of

                                    (I) the product obtained when

                                            a. the number of Equity Securities
                                            offered in each such Equity
                                            Financing

                                    is multiplied by

                                            b. the quotient obtained when

                                                  (1)   the DCX Proportion

                                            is divided by

                                                  (2) the aggregate of the DCX
                                                  Proportion and the Ford
                                                  Proportion, and

                                    (II) the number of Equity Securities so
                                    that, immediately after such purchase, the members of the DCX Group would own, in the aggregate, at least the number of Ballard Common Shares, calculated on a Fully Issued basis, equal to the product obtained when

                                            a. the DCX Proportion,
                                    is multiplied by

                                            b. the total number of Ballard
                                            Common Shares, calculated on a Fully
                                            Issued basis, outstanding
                                            immediately after such purchase, or

                           (B) the number of Equity Securities pursuant to
                           Section 2.11 that when issued to members of the DCX Group would result in the members of the DCX Group owning the same percentage of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, as they would have owned on the date that is 90 days after the date that the Equity Financing was completed, or such earlier date that Ballard issued Equity Securities to DCX under Section 2.11 with respect to each such Equity Financing, if the members of the DCX Group had purchased the number of Equity Securities equal to the least of the number of Equity Securities calculated

                                    (I) under Section 7.34(a)(i)(A) with respect to each such Equity Financing,

                                    (II) under Section 2.11(b) with respect to each such Equity Financing, or

                                    (III) under 2.13 with respect to each such Equity Financing,

                  unless at any time after the completion of the later of such Equity Financings, the members of the DCX Group have again owned at least the DCX Proportion of the outstanding Ballard Common Shares, or

                  (ii) any member of the DCX Group has sold any Ballard Common Shares, other than Ballard Common Shares acquired after the Closing Date as consideration for the transfer to Ballard of certain technology developed by a member of the DCX Group, to any Person other than another member of the DCX Group or a member of the Ford Group,

         (b) vote the Class A Shares for or against, in its discretion, any separate class resolution to approve any amendment to the Ballard articles of incorporation

                  (i) to change the number of Class A Shares in the authorized capital of Ballard,

                  (ii) to alter or change any of the rights, privileges, restrictions or conditions attached to the Class A Share, or

                  (iii) that would prejudice or interfere with the rights of DCX and DBF Holdings as holder of the Class A Share to elect and remove directors of Ballard and to fill vacancies resulting from the removal, resignation, death or disqualification of directors elected by DBF Holdings as holder of the Class A Share, and

         (c) to, as long as Section 7.24 is applicable, take actions to enforce any right, or obtain and enforce any order or other remedy that DBF Holdings may have as a holder of the Class A Share, in respect of any decision or action listed in the rights, privileges, restrictions and conditions of such shares in the Ballard articles of incorporation, if Ballard makes such decision, or takes such action, without the approval required pursuant to such rights, privileges, restrictions and conditions, at a time when the making of such decision or the taking of such action is restricted pursuant to such rights, privileges, restrictions and conditions, and

         (d) request the redemption or conversion of the Class A Share in accordance with Section 7.13(b).

APPOINTMENT OF FORD AS CORPORATE REPRESENTATIVE

7.35 Ford is irrevocably entitled to act as the sole corporate representative of DBF Holdings to

         (a) exercise the exclusive rights of DBF Holdings, as described under
         Section 7.3, to elect, remove and fill vacancies of directors on the board of directors of Ballard elected in accordance with the rights attaching to the Class B Share; provided that DBF Holdings will not exercise its right to round up the number of directors of Ballard it is entitled to elect in accordance with the rights attaching to the Class B Share if,

                  (i) the members of the Ford Group have not, in respect of any two consecutive previous Equity Financings completed after the Closing Date by Ballard, purchased at least

                           (A) the number of Equity Securities pursuant to
                           Section 2.8 equal to the lesser of

                                    (I) the product obtained when

                                            a. the number of Equity Securities
                                            offered in each such Equity
                                            Financing

                                    is multiplied by

                                            b. the quotient obtained when

                                                 (1)   the Ford Proportion

                                            is divided by

                                                 (2) the aggregate of the DCX
                                                 Proportion and the Ford
                                                 Proportion, and

                                    (II) the number of Equity Securities so
                                    that, immediately after such purchase, the members of the Ford Group would own, in the aggregate, at least the number of Ballard Common Shares, calculated on a Fully Issued basis, equal to the product obtained when

                                            a. the Ford Proportion,

                                    is multiplied by

                                            b. the total number of Ballard
                                            Common Shares, calculated on a Fully
                                            Issued basis, outstanding
                                            immediately after such purchase, or

                           (B) the number of Equity Securities pursuant to
                           Section 2.12 that when issued to members of the Ford Group would result in the members of the Ford Group owning the same percentage of the outstanding Ballard Common Shares, calculated on a Fully Issued basis, as they would have owned on the date that is 90 days after the date that the Equity Financing was completed, or such earlier date that Ballard issued Equity Securities to Ford under Section 2.12 with respect to each such Equity Financing, if the members of the Ford Group had purchased the number of Equity Securities equal to the least of the number of Equity Securities calculated

                                    (I) under Section 7.35(a)(i)(A) with respect to each such Equity Financing,

                                    (II) under Section 2.12(b) with respect to each such Equity Financing, or

                                    (III) under Section 2.13 with respect to such Equity Financing,

                  unless at any time after the completion of the later of such Equity Financings, the members of the Ford Group have again owned at least the Ford Proportion of the outstanding Ballard Common Shares, or

                  (ii) any member of the Ford Group has sold any Ballard Common Shares to any Person other than another member of the Ford Group or a member of the DCX Group,

         (b) vote the Class B Shares for or against, in its discretion, any separate class resolution to approve any amendment to the Ballard articles of incorporation

                  (i) to change the number of Class B Shares in the authorized capital of Ballard,

                  (ii) to alter or change any of the rights, privileges, restrictions or conditions attached to the Class B Share, or

                  (iii) that would prejudice or interfere with the rights of Ford and DBF Holdings as holder of the Class B Share to elect and remove directors of Ballard and to fill vacancies resulting from the removal, resignation, death or disqualification of directors elected by DBF Holdings as holder of the Class B Share, and

         (c) to, as long as Section 7.26 is applicable, take actions to enforce any right, or obtain and enforce any order or other remedy that DBF Holdings may have as a holder of the Class B Share, in respect of any decision or action listed in the rights, privileges, restrictions and conditions for such shares in the Ballard articles of incorporation, if Ballard makes such decision, or takes such action, without the approval required pursuant to such rights, privileges, restrictions and conditions, at a time when the making of such decision or the taking of such action is restricted pursuant to such rights, privileges, restrictions and conditions, and

         (d) request the redemption or conversion of the Class B Share in accordance with Section 7.14(b).

APPOINTMENT OF DCX AND FORD AS CORPORATE REPRESENTATIVES

7.36 DCX and Ford will be entitled to act jointly as the corporate representatives of DBF Holdings to take actions to enforce any right, or obtain and enforce any order or other remedy that DBF Holdings may have as a holder of the Class A Share and the Class B Share, in respect of any decision or action listed in the rights, privileges, restrictions, and conditions for such shares in the Ballard articles of incorporation if Ballard makes such decision, or takes such action, without the approval required pursuant to such rights, privileges, restrictions and conditions, at a time when the making of such decision or the taking of such action is restricted pursuant to such rights, privileges, restrictions and conditions.

DISPOSITION OF SHARES

7.37 Except with the prior written consent of each other of DCX, Ford and Ballard, provided they own DBF Shares, none of DCX, Ford or Ballard will sell, assign, transfer or otherwise dispose of any DBF Shares to any Person; provided that the granting of one or more mortgages, pledges, hypothecations or other security interests of or in DBF Shares will not constitute a disposition of such shares until such mortgage, pledge, hypothecation or security interest is enforced and the restrictions on transfer of DBF Shares set out in this Agreement will apply to any transfer to or at the direction of the holder of any such mortgage, pledge, hypothecation or security interest.

THIRD PARTY INTERESTS

7.38 Except as expressly authorized in Section 7.31 through Section 7.37, inclusive, DBF Holdings will not, without the unanimous consent of the shareholders of DBF Holdings, take or purport to take any action, including

         (a) any action that could result in any Person, other than DBF Holdings, acquiring any interest in the Class A Share or the Class B Share, or

         (b) any action to issue any share or other security in the capital of DBF Holdings.

REDEMPTION OF DBF SHARES

7.39 DBF Holdings may redeem, in accordance with the Articles of DBF Holdings, all of the DBF Shares owned

         (a) by DCX if at any time the Class A Share is redeemed or converted pursuant to Section 7.13, and

         (b) by Ford if at any time the Class B Share is redeemed or converted pursuant to Section 7.14.

DBF SHARE CERTIFICATES

7.40 Any share certificate issued or to be issued by DBF Holdings will have placed on such certificate the following legend:

         "The transfer of the securities represented by this certificate is subject to the provisions of a Fourth Alliance Agreement made August 31, 2005 among Ballard Power Systems Inc., DaimlerChrysler AG, Ford Motor Company and DBF Pref Share Holdings Inc. Copies of the Fourth Alliance Agreement are on file at the office of the Corporate Secretary of DBF Pref Share Holdings Inc."

TERMINATION OF DBF HOLDINGS UNANIMOUS SHAREHOLDER AGREEMENT

7.41 The provisions of Section 7.28 through Section 7.39, inclusive, will cease and terminate if

         (a) the Class A Share and the Class B Share are not outstanding, or

         (b) Ford, DCX and Ballard agree to terminate such provisions.


                                     PART 15

                                   TERMINATION

15.3 In the circumstances set forth in the Fourth Alliance Agreement, the OEMs will be entitled to give a notice (a "TERMINATION NOTICE") withdrawing from the Alliance if all of the steps in the process set forth therein are completed, in which event the Alliance will be terminated and, in addition to the consequences set forth in Section 15.3 of the Fourth Alliance Agreement, DCX and Ford will no longer have any rights under Section 7.19, Section 7.20, Section 7.21, Section 7.22, Section 7.23, Section 7.24, Section 7.25, Section 7.26 or Section 7.27.

TERMINATION ON FAILURE TO CURE FUNDAMENTAL BREACH

15.10 If a Breaching Party does not cure a Fundamental Breach for which it has received a Notice of Fundamental Breach, within the periods of time prescribed in the Fourth Alliance Agreement, and the Fundamental Breach is not waived in accordance therewith, and

         (a) the Breaching Party is either DCX or Ford, the Party or Parties that gave notice of such Fundamental Breach under Section 15.7 of the Fourth Alliance Agreement may, by notice (the "NOTICE OF EJECTION"), within the periods of time prescribed Section 15.10 of the Fourth Alliance Agreement, terminate all the rights of the Breaching Party pursuant to this Agreement and all other agreements contemplated in this Agreement, and

                  (i) if a Notice of Ejection is given by DCX to Ford, DCX may give notice to Ford that a member of the DCX Group will purchase a number of Ballard Common Shares equal to the lesser of

                           (A) all Ballard Common Shares owned by the Ford Group, and

                           (B) a number of Ballard Common Shares owned by the Ford Group equal to the number of Ballard Common Shares that would result in the DCX Group owning, in the aggregate, 33.75% of the outstanding Ballard Common Shares and Ford will sell, and will ensure each member of its Group sells, to DCX within seven days of the receipt of the Notice of Ejection such number of Ballard Common Shares owned by it, or

                  (ii) if a Notice of Ejection is given by Ford to DCX, Ford may give notice to DCX that a member of the Ford Group will purchase a number of Ballard Common Shares equal to the lesser of

                           (A) all Ballard Common Shares owned by the DCX Group, and

                           (B) a number of Ballard Common Shares owned by the DCX Group equal to the number of Ballard Common Shares that would result in the Ford Group owning, in the aggregate, 33.75% of the outstanding Ballard Common Shares and DCX will sell, and will ensure each member of its Group sells, to Ford within seven days of the receipt of the Notice of Ejection such number of Ballard Common Shares owned by it and Ballard agrees to consent to such sale, and the price for the Ballard Common Shares to be sold pursuant to this
         Section 15.10(a) will be 50% of the amount equal to the simple average of the closing price of the Ballard Common Shares for each of the Business Days on which there was a closing price for such shares falling not more than 20 Business Days before the date of the Notice of Ejection, and the purchaser of such shares will obtain all necessary approvals, if any, of Governmental Authorities or stock exchanges for the purchase of such shares, or

         (b) the Breaching Party is Ballard, any Non-Breaching Party may, by notice (the "NOTICE OF TERMINATION") to Ballard, terminate the Fourth Alliance Agreement for cause effective the date of the Notice of Termination. Unless so terminated, the Fourth Alliance Agreement will continue in full force and effect except as otherwise expressly provided herein.

                                    EXHIBIT 4


 FORM OF ARTICLES OF AMENDMENT OF BALLARD DATED AUGUST 31, 2005 CONTAINING THE
    RIGHTS AND RESTRICTIONS ATTACHED TO CLASS A SHARES AND CLASS B SHARES OF
      BALLARD, AND FILED PURSUANT TO THE CANADA BUSINESS CORPORATION ACT.

[GRAPHIC      INDUSTRY CANADA      INDUSTRIE CANADA                            FORM 4                           FORMULE 4
 OMITTED]                                                               ARTICLES OF AMENDMENT            CLAUSES MODIFICA TRICES
              CANADA BUSINESS      LOI CANADIENNE SUR                    (SECTION 27 OR 177)               (ARTICLES 27 OU 177)
              CORPORATIONS ACT     LES SOCIETES PAR ACTIONS

-----------------------------------------------------------------------------------------------------------------------------------
1 -- Name of the Corporation - Denomination sociale de la societe            2 -- Corporation No. - No de la societe

     BALLARD POWER SYSTEMS INC.                                                   248019-1
-----------------------------------------------------------------------------------------------------------------------------------
3 -- The articles of the above-named corporation are amended       Les statuts de la societe mentionnee ci-dessus sont modifies de
     as follows:                                                   la facon suivante :

     1. By amending Schedule A attached to the Articles of the Corporation by deleting Parts 3 and 4 thereof in their entirety and substituting therefor
     Parts 3 and 4 as set forth in Schedule A attached to this Form 4, Articles of Amendment.


     IN ACCORDANCE WITH SUBSECTION 6(3) OF THE CANADA BUSINESS CORPORATIONS ACT,
     PART 3 AND PART 4 OF SCHEDULE A ATTACHED TO THE ARTICLES OF THE CORPORATION
     SPECIFY CERTAIN MATTERS THAT, IN CERTAIN CIRCUMSTANCES, WILL REQUIRE THE
     APPROVAL BY THE VOTES OF A GREATER NUMBER OF DIRECTORS THAN THAT REQUIRED
     BY THE CANADA BUSINESS CORPORATIONS ACT.
-----------------------------------------------------------------------------------------------------------------------------------
Signature                        Printed Name - Nom en letters moulees     4 -- Capacity of - qualite de   5 -- Tel. No.- No de tel
                                 Noordin S.K. Nanji                          Vice President,                   (604) 454-0900
                                                                             Marketing & Business
                                                                             Development and
                                                                             Corporate Secretary
-----------------------------------------------------------------------------------------------------------------------------------
FOR DEPARTMENTAL USE ONLY -A L'USAGE DU MINISTERE SEULEMENT
-----------------------------------------------------------------------------------------------------------------------------------
IC 3609 (2003/06)                                                                             [GRAPHIC OMITTED][GRAPHIC OMITTED]


                                                                       EXHIBIT 4
                                                                       ---------


                                   SCHEDULE A

                           BALLARD POWER SYSTEMS INC.


                                     PART 3
                                  CLASS A SHARE

The Class A Share in the capital of the Corporation will have attached thereto the rights, privileges, restrictions and conditions set out in this Part:

3.1      DEFINITIONS. In this Part,

    (a) "Ballard Group" means, at any particular time, the Corporation and each Person that is a Subsidiary of the Corporation at such time,

    (b)  "Base Ballard Shares" means,

         (i) with respect to DCX, the Base DCX Ballard Shares, and

         (ii) with respect to Ford, the Base Ford BPS Shares,

    (c) "Base DCX Ballard Shares" means, collectively,

         (i) the Common Shares owned by the members of the DCX Group on the date that these Articles of Amendment are accepted for filing by Industry Canada, after giving effect to the transfer of Common Shares contemplated by an agreement among the Corporation, Ballard Power Corporation, DCX and Ford dated June 23, 2005 to occur on the date that these Articles of Amendment are accepted for filing by Industry Canada, other than 3,977,650 Common Shares owned by members of the DCX Group, and

         (ii) all Base Ford BPS Shares purchased by a member of the DCX Group from a member of the Ford Group,

                  and includes all additional Common Shares derived from such shares as a result of a reclassification, reorganization or subdivision of Common Shares or from an issuance of any stock dividend in respect of such shares,

    (d) "Base Ford BPS Shares" means, collectively,

         (i) the Common Shares owned by the members of the Ford Group on the date that these Articles of Amendment are accepted for filing at

         Industry Canada, after giving effect to the transfer of Common Shares contemplated by an agreement among the Corporation, Ballard Power Corporation, DCX and Ford dated June 23, 2005 to occur on the date that these Articles of Amendment are accepted for filing by Industry Canada, other than 2,954,781 Common Shares owned by members of the Ford Group, and

         (ii) all Base DCX Ballard Shares purchased by a member of the Ford Group from a member of the DCX Group,

                  and includes all additional Common Shares derived from such shares as a result of a reclassification, reorganization or subdivision of Common Shares or from an issuance of any stock dividend in respect of such shares,

    (e) "Class A Round-up Number" means 1.30, provided that

         (i) if

                (A) the members of the DCX Group acquire any Common Shares, or

                (B) the total number of outstanding Common Shares is reduced,

                  on the date of every such acquisition or reduction, the Class A Round-up Number will be increased (but not decreased) to the minimum number required to allow the holder of the Class A Share to elect 2 directors of the Corporation, assuming that the total number of directors of the Corporation immediately after the election of directors by the holder of the Class A Share is 12,

         (ii) if the Corporation has issued Common Shares (or securities convertible into or exchangeable for Common Shares, other than stock options granted under the Corporation's stock option plan) after June 21, 2005 and prior to the date that these Articles of Amendment are accepted for filing by Industry Canada, the then existing Class A Round-up Number shall be multiplied by a fraction,

                (A) the numerator of which is the number of Common Shares outstanding prior to such issue, and

                (B) the denominator of which is the aggregate of the number of Common Shares outstanding prior to such issue and the number (or equivalent number) of Common Shares issued on such issue, and

         (iii) the Class A Round-Up Number shall not exceed 1.51,

    (f) "Class A Share" means the Class A share in the capital of the Corporation,

    (g) "Class B Share" means the Class B share in the capital of the Corporation,

    (h) "Common Shares" means Common shares in the capital of the Corporation,

    (i) "control" of a corporation, limited liability company, other body corporate or other entity by a Person only occurs if

         (i) securities of the corporation, limited liability company, other body corporate or other entity to which are attached more than 50% of the votes that may be cast to elect directors of the corporation, limited liability company, other body corporate or other entity (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) or other rights to elect a majority of directors or such other members are held, other than by way of security or pledge only, by or for the benefit of that Person, and

         (ii) the votes attached to those securities are sufficient, or such rights are sufficient, if exercised, to elect a majority of the directors (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) of the corporation, limited liability company, other body corporate or other entity,

    (j) "DCX" means, at any particular time, DaimlerChrysler AG and its successors,

    (k) "DCX Group" means, at any particular time, DCX and each Person that, at such time, is either

         (i) a Subsidiary of DCX,

         (ii) XCELLSIS, for so long as DCX, Ford or a Subsidiary of either of them collectively hold more than 50% of the outstanding securities of

         XCELLSIS entitling the holder thereof to cast votes for the election of directors of XCELLSIS (or members of its governing body if XCELLSIS has no board of directors) and XCELLSIS is not a Subsidiary of Ford, or

         (iii) any other Person determined to be a member of the DCX Group under an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada,

    (l) "Ford" means, at any particular time, Ford Motor Company and its successors,

    (m) "Ford Group" means, at any particular time, Ford and each Person that, at such time, is either

         (i) a Subsidiary of Ford,

         (ii) XCELLSIS, for as long as DCX, Ford or a Subsidiary of either of them collectively hold more than 50% of the outstanding securities of XCELLSIS entitling the holder thereof to cast votes for the election of directors of XCELLSIS (or members of its governing body if XCELLSIS has no board of directors) and XCELLSIS is not a Subsidiary of DCX, or

         (iii) any other Person determined to be a member of the Ford Group under an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada,

    (n) "Person" means an individual, corporation, body corporate, firm, limited liability company, partnership, syndicate, joint venture, society, association, trust or unincorporated organization or governmental authority or trustee, executor, administrator or other legal representative,

    (o) "Strategic Plan" means the Corporation's Five Year Strategic Plan, 2003
    - 2007, as approved by the Corporation's board of directors in 2002, and any amendment thereto or replacement thereof which has been approved pursuant to ss.3.12 or ss.3.15, as applicable,

    (p) "Subsidiary" of a Person means a corporation, limited liability company, other body corporate or other entity which that Person, directly or indirectly, controls and, in the case of Ford, includes Mazda Motor Corporation for so long as Ford

         (i) owns at least 33.4% of the outstanding voting, participating equity shares in the capital of Mazda Motor Corporation, and

         (ii) retains all of its existing abilities and rights to effect the appointment of certain of the senior management, including the President, of Mazda Motor Corporation,

    (q) "Threshold Percentage" means 25% subject to increase as contemplated in an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada, and

    (r) "XCELLSIS" means Ballard Power Systems GmbH (formerly Ballard Power Systems AG and, prior to that, XCELLSIS AG and prior to that, XCELLSIS GmbH dbb Fuel Cell Engines GmbH, and prior to that Daimler Benz Fuel Cell Systems
    GmbH) and its subsidiary, Fuel Cell Systems GmbH, each a corporation existing under the laws of Germany and any successor entity to each such corporation.

3.2 VOTING. The holder of the Class A Share will not have any right to receive notice of, attend or vote at any meeting of the shareholders of the Corporation except as expressly set out in this Part.

3.3 ELECTION OF DIRECTORS. The holder of the Class A Share has the exclusive right to elect, in the seven-day period immediately following the close of each meeting of holders of Common Shares at which one or more directors are elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of the Corporation is changed, a number of directors of the Corporation that is equal to

    (a) the product (rounded up to the closest whole number if, and only if, such product is not more than 0.49 less than such closest whole number, and otherwise, rounded down to the next lower whole number, provided that where that product is between the Class A Round-up Number and 1.51 such product shall be rounded to 2) obtained when

         (i) the greater of

                (A)   six, and

                (B) the total number of directors of the Corporation immediately after the election of directors by the holder of the Class A Share and the holder of the Class B Share is multiplied by

         (ii) the quotient obtained when

                (A) the aggregate number of Common Shares owned at the time of such meeting by the members of the DCX Group is divided by

                (B) the total number of Common Shares outstanding at the time of such meeting, or

    (b) if the members of the DCX Group own, in the aggregate, more than 50% of the outstanding Common Shares at the time of such meeting, the greater of

         (i) the lowest number of directors that constitutes a majority of directors of the Corporation immediately after the election of directors by the holder of the Class A Share and the holder of the Class B Share, and

         (ii) the product determined pursuant to ss.3.3(a).

3.4 TERM. Each director elected by the holder of the Class A Share will be elected for a term ending at the close of the next meeting of holders of Common Shares at which one or more directors are elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of the Corporation is changed.

3.5 VACANCIES. If at any time a director elected by the holder of the Class A Share ceases to be a director for any reason before the expiry of such director's term, the resulting vacancy may only be filled

    (a) by a new director elected by a separate resolution of the holder of the Class A Share, and

    (b) if, after such election, the number of directors elected by the holder of the Class A Share would not exceed the number of such directors such holder would be entitled to elect if a meeting of the holders of Common Shares at which one or more directors had been elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of the Corporation is changed had been held immediately before such election.

3.6 REMOVAL. A director elected by the holder of the Class A Share may only be removed by a separate ordinary resolution of the holder of the Class A Share.

3.7 NOTICE OF CONVERSION. The Corporation may only convert the Class A Share into one fully paid and non-assessable Common Share as constituted at the time of conversion, if

    (a) any Person, other than another member of the DCX Group, acquires or owns any interest in any share in the capital of the holder of the Class A Share issued to a member of the DCX Group, except that the granting of one or more mortgages, pledges, hypothecations or other security interests on any such share will not constitute a disposition of such share until such a mortgage, pledge, hypothecation or other security interest is enforced, or

    (b) any member of the DCX Group sells or is deemed, pursuant to an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada, to sell any Base DCX Ballard Shares, except

         (i) to another member of the DCX Group or to one or more members of the Ford Group, or

         (ii) if a member of the DCX Group acquires such Base DCX Ballard Shares within 30 days after such sale, or

    (c) the holder of the Class A Share makes a request pursuant to ss.3.11,

such conversion to be effected by, and to be effective at the time of, the delivery of a notice of conversion to the holder of the Class A Share.

3.8 SURRENDER AND ISSUANCE OF CERTIFICATE. Within 30 days after receipt of notice of conversion pursuant to ss.3.7, the holder of the Class A Share will surrender to the Corporation the share certificate representing the Class A Share, and the Corporation will cause a share certificate representing the Common Share into which such share has been converted to be issued to such holder.

3.9      REDEMPTION.  The Corporation may only redeem the Class A Share if

    (a) any Person, other than another member of the DCX Group, acquires or owns any interest in any share in the capital of the holder of the Class A Share issued to a member of the DCX Group, except that the granting of one or more mortgages, pledges, hypothecations or other security interests on any such share will not constitute a disposition of such share until such a mortgage, pledge, hypothecation or other security interest is enforced,

    (b) any member of the DCX Group sells or is deemed, pursuant to an agreement to which DCX, Ford, DBF Pref Share Holdings Inc. and the

    Corporation are parties dated the date of issuance of the Class A Share, to sell any Base DCX Ballard Shares, except

         (i) to another member of the DCX Group or to one or more members of the Ford Group, or

         (ii) if a member of the DCX Group acquires such Base DCX Ballard Shares within 30 days after such sale, or

    (c) the holder of the Class A Share makes a request pursuant to ss.3.11,

such redemption to be effected by, and to be effective at the time of, the delivery of a notice of redemption to the holder of the Class A Share.

3.10 PAYMENT OF REDEMPTION PRICE. On or after the date of delivery of such notice of redemption, the Corporation will, on presentation and surrender at the records office of the Corporation of the certificate for the Class A Share, pay or cause to be paid to or to the order of the holder of the Class A Share, the amount equal to the stated capital of the Class A Share.

3.11 HOLDER'S RIGHT TO REQUEST REDEMPTION OR CONVERSION. The Corporation will redeem or convert the Class A Share pursuant to this Part 3 on request by the holder of the Class A Share if, at the time of such request, the members of the DCX Group

    (a) own, in the aggregate, at least 75% of the outstanding Common Shares, or

    (b) own or have rights to purchase less than the number of Common Shares that would entitle the holder of the Class A Share to elect at least one director of the Corporation, assuming that all members of the DCX Group have exercised all rights of conversion, exercise and exchange attached to securities owned by them that are convertible into or exchangeable or exercisable for Common Shares.

3.12 SPECIAL APPROVAL BY DIRECTORS APPOINTED BY HOLDERS OF THE CLASS A SHARE AND CLASS B SHARE. Subject to ss.3.13, while the Class A Share and the Class B Share are issued and outstanding and

    (a) as long as the members of the DCX Group and the Ford Group own at least

         (i) an aggregate percentage of all of the outstanding Common Shares equal to the Threshold Percentage, not including any Common Shares issued in consideration of a material investment in, or acquisition of a Person other than a wholly-owned Subsidiary of the Corporation that was required to be approved, and was approved under this ss.3.12 or ss.3.15, and

         (ii) an aggregate of at least 20% of all of the outstanding Common Shares, and

    (b) as long as

         (i) the members of the DCX Group own all of the Base DCX Ballard Shares, other than Base DCX Ballard Shares transferred to a member of the Ford Group,

         (ii) the members of the Ford Group own all of the Base Ford BPS Shares, other than Base Ford BPS Shares transferred to a member of the DCX Group,

         (iii) the members of the DCX Group own a sufficient number of Common Shares to entitle DCX to direct DBF Pref Share Holdings Inc. to elect at least one director of the Corporation,

         (iv) the members of the Ford Group own a sufficient number of Common Shares to entitle Ford to direct DBF Pref Share Holdings Inc. to elect at least one director of the Corporation, and

         (v) each of DCX and Ford directed DBF Pref Share Holdings Inc. to elect at least one director of the Corporation at the most recent time when entitled to do so,

the following decisions may not be made, or actions taken, by the Corporation unless approved by a number of directors of the Corporation equal to one director more than a majority of the directors of the Corporation who are entitled to vote and who do vote on such decision, including at least one director elected by the holder of the Class A Share or the holder of the Class B Share,

    (c) a reduction in size of the board of directors of Corporation below 12 directors,

    (d) the sale of all or substantially all of the business of the Corporation or the assets, property or intellectual property of all members of the Ballard Group,

    (e) any mortgage, grant of security interest, pledge or encumbrance on all or substantially all of the assets, property or intellectual property of all members of the Ballard Group,

    (f) any amalgamation, arrangement or statutory reorganization of the Corporation with another entity other than a Subsidiary of the Corporation,

    (g) any amendment or restatement of

         (i) the Articles of Incorporation of the Corporation, or

         (ii) the By-laws of the Corporation that is inconsistent with the terms of an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada,

    (h) the voluntary commencement of bankruptcy or similar proceedings of any member of the Ballard Group,

    (i) a reduction in the stated capital of the Corporation,

    (j) any change of the name of the Corporation,

    (k) a consolidation (reverse split) of Common Shares,

    (l) the approval of the annual business plan or budget of the Corporation or any changes thereto or the approval of or any material change to the Strategic Plan,

    (m) a capital investment (or sale) by the Corporation or a wholly-owned Subsidiary of the Corporation, that is not included in a budget approved under ss.3.12(l) if the amount of such investment (or sale), together with all other such unbudgeted investments (or sales) made in the same calendar year would exceed the greater of

         (i) Cdn. $15 million, increasing to Cdn. $30 million after December 31, 2007, and

         (ii) the lesser of

                (A) 25% of the total capital budget of the Corporation and its wholly-owned Subsidiaries for such calendar year, and

                (B)   Cdn. $100 million,

    (n) an investment, by way of cash, property or securities, (or sale of an investment) by the Corporation or a wholly-owned Subsidiary of the Corporation in a Person other than a wholly-owned Subsidiary of the Corporation or a sale of a wholly-owned Subsidiary, other than investments

    (or sales) provided for in a budget approved under ss.3.12(l), that exceeds the greater of

         (i) Cdn. $25 million, and

         (ii) the lesser of

                (A) 25% of the total budget for investments in Persons other than wholly-owned Subsidiaries of the Corporation for such calendar year, and

                (B) Cdn. $100 million, and

    (o) other than as provided in a business plan or in a budget approved under ss.3.12(l) and subject to the requirements in ss.3.12(m) and ss.3.12(n), to authorize any member of the Ballard Group to

         (i) borrow money, grant security, guaranty liabilities and obligations of another Person, other than liabilities or obligations of wholly-owned Subsidiaries, in excess of Cdn. $50 million in any calendar year, and

         (ii) incur liabilities and other obligations, other than in the ordinary course of business, in excess of Cdn. $25 million in any calendar year.

3.13 MAJORITY VOTE OF DIRECTORS. If, while ss.3.12 is applicable, one or more directors of the Corporation elected by the holder of the Class A Share or the holder of the Class B Share

    (a) is prohibited under the CANADA BUSINESS CORPORATIONS ACT from voting on a matter specified in any of ss.3.12(c) to ss.3.12(o), inclusiVE,

    (b) abstains from voting on a matter specified in any of ss.3.12(c) to ss.3.12(o), inclusive, other than an abstention for the reason referred to in ss.3.13(a), or

    (c) does not participate, in person or by way of telephone, in a meeting of the board of directors of the Corporation at which a matter specified in any of ss.3.12(c) to ss.3.12(o), inclusive, is considered, other than solely as a result of the occurrence of circumstances preventing such participation that are entirely beyond the control or remedy of such director (including, but not limited to, a medical emergency or accident of such director or an immediate family member of such director), such matter will not be subject to ss.3.12, and may be approved by a majority of the votes cast at a meeting of the board of directors of the Corporation.

3.14 RETENTION OF SPECIAL APPROVAL RIGHTS. If the aggregate percentage of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group at any time falls below the Threshold Percentage, notwithstanding ss.3.12(a)(i), the rights set out in ss.3.12 will remain in effect for a period of 60 days thereafter. If during that 60 day period members of the DCX Group and the Ford Group

    (a) acquire sufficient Common Shares so that the aggregate proportion of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, the rights set out in ss.3.12 will remain in effect following expiry of the 60 day period until such time as the aggregate percentage of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group falls below the Threshold Percentage, at which time this ss.3.14 will again be applicable, or

    (b) do not acquire sufficient Common Shares so that the aggregate proportion of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, the rights set out in ss.3.12 will lapse following expiry of the 60 day period. However, the rights set out in ss.3.12 will thereafter come into effect if, within 18 months following the expiry of such 60 day period, members of the DCX Group and the Ford Group acquire sufficient Common Shares so that the aggregate proportion of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, at which time this ss.3.14 will again be applicable.

For the purpose of determining whether the members of the DCX Group and the Ford Group hold a number of Common Shares equal to the Threshold Percentage, the number of Common Shares issued in consideration of a material investment in, or acquisition of, a Person other than a wholly-owned Subsidiary of the Corporation that was required to be approved, and was approved, under ss.3.12 or ss.3.15, shall be excluded from such calculation.

3.15 SPECIAL APPROVAL BY DIRECTORS APPOINTED BY HOLDER OF THE CLASS A SHARE. Subject to ss.3.16, while the Class A Share is issued and outstanding, if ss.3.12(a) or ss.3.12(b) no longer applies and the members of the DCX Group, own at any subsequent time

    (a) at least 33.75% of the outstanding Common Shares, or

    (b) all of the Base DCX Ballard Shares and all of the Common Shares that were Base Ford BPS Shares when a member of the Ford Group owned them,

then after such time and as long as,

    (c) the members of the DCX Group own at least

         (i) an aggregate percentage of the outstanding Common Shares equal to the Threshold Percentage, not including any Common Shares issued in consideration of a material investment in, or acquisition of, a Person other than a wholly-owned Subsidiary of the Corporation that was required to be approved and was approved under ss.3.12 or this ss.3.15, and

         (ii) an aggregate of at least 20% of all of the outstanding Common Shares,

    (d) the members of the DCX Group own all of the Base DCX Ballard Shares, and

    (e) the members of the DCX Group are prohibited from competing with the Corporation or its Subsidiaries pursuant to an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada, the decisions in ss.3.12(c) to ss.3.12(o), inclusive, will require approval of a number of directors of the Corporation equal to one director more than a majority of the directors of the Corporation who are entitled to vote and who do vote on such decision, including at least one of the directors elected by the holder of the Class A Share.

3.16 MAJORITY VOTE OF DIRECTORS. If, while ss.3.15 is applicable, one or more directors of the Corporation elected by the holder of the Class A Share

    (a) is prohibited under the CANADA BUSINESS CORPORATIONS ACT from voting on a matter specified in any of ss.3.12(c) to ss.3.12(o), inclusiVE,

    (b) abstains from voting on a matter specified in any of ss.3.12(c) to ss.3.12(o), inclusive, other than an abstention for the reason referred to in ss.3.16(a), or

    (c) does not participate, in person or by way of telephone, in a meeting of the board of directors of the Corporation at which a matter specified in any of ss.3.12(c) to ss.3.12(o), inclusive, is considered, other than solely as a result of the occurrence of circumstances preventing such participation that are entirely beyond the control or remedy of such director (including, but not limited to, a medical emergency or accident of such director or an immediate family member of such director), such matter will not be subject to ss.3.15, and may be approved by a majority of the votes cast at a meeting of the board of directors of the Corporation.

3.17 DIVIDENDS. The holder of the Class A Share will not, as such, be entitled to any dividend or other distribution of profits or surplus of the Corporation at any time.

3.18 RETURN OF CAPITAL. In the event of a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holder of the Class A Share will be entitled, in preference and priority to any distribution payable to holders of Common Shares, to receive an amount equal to the stated capital of the Class A Share and, after payment of such amount, the holder of the Class A Share will not, as such, be entitled to participate in any further distribution or payment in respect of such liquidation or dissolution or winding-up of the Corporation.

3.19 ADDITIONAL RESTRICTION ON AMENDMENTS TO ARTICLES. Except with the approval by separate special resolution of the holder of the Class A Share, no amendment to the Articles of the Corporation may, while the Class A Share is issued and outstanding, be made

    (a) to change the number of Class A Shares in the authorized capital of the Corporation,

    (b) to issue any additional Class A Share,

    (c) to alter or change any of the rights, privileges, restriction or conditions attached to the Class A Share as expressly set out in this Part, or

    (d) that would prejudice or interfere with the rights of the holder of the Class A Share to

         (i) elect and remove directors as expressly set out in this Part, or

         (ii) fill vacancies resulting from the removal, resignation, death or disqualification of directors elected by the holder of Class A Share.

3.20 NOTICE FOR DIRECTORS OF SPECIAL APPROVAL ITEMS. While ss.3.12 or ss.3.15 is applicable, notice of the time and place of each meeting of the board of directors of the Corporation to consider any of the matters specified in ss.3.12(c) to ss.3.12(o), inclusive, will be given in the manner provided in the by-laws of the Corporation to each director not less than 7 days before the time when the meeting is to be held and such notice will specify that such matter is to be considered for approval under ss.3.12(c) to ss.3.12(o) and include a description of such matter.

                                     PART 4
                                  CLASS B SHARE

The Class B Share in the capital of the Corporation will have attached thereto the rights, privileges, restrictions and conditions set out in this Part:

4.1      DEFINITIONS.  In this Part,

    (a) "Ballard Group" means, at any particular time, the Corporation and each Person that is a Subsidiary of the Corporation at such time,

    (b)  "Base Ballard Shares" means,

         (i) with respect to DCX, the Base DCX Ballard Shares, and

         (ii) with respect to Ford, the Base Ford BPS Shares,

    (c) "Base DCX Ballard Shares" means, collectively,

         (i) the Common Shares owned by the members of the DCX Group on the date that these Articles of Amendment are accepted for filing by Industry Canada, after giving effect to the transfer of Common Shares contemplated by an agreement among the Corporation, Ballard Power Corporation, DCX and Ford dated June 23, 2005 to occur on the date that these Articles of Amendment are accepted for filing by Industry Canada, other than 3,977,650 Common Shares owned by members of the DCX Group, and

         (ii) all Base Ford BPS Shares purchased by a member of the DCX Group from a member of the Ford Group,

                  and includes all additional Common Shares derived from such shares as a result of a reclassification, reorganization or subdivision of Common Shares or from an issuance of any stock dividend in respect of such shares,

    (d) "Base Ford BPS Shares" means, collectively,

         (i) the Common Shares owned by the members of the Ford Group on the date that these Articles of Amendment are accepted for filing at Industry Canada, after giving effect to the transfer of Common Shares contemplated by an agreement among the Corporation, Ballard Power Corporation, DCX and Ford dated June 23, 2005 to occur on the date that these Articles of Amendment are accepted for filing by Industry Canada, other than 2,954,781 Common Shares owned by members of the Ford Group, and

         (ii) all Base DCX Ballard Shares purchased by a member of the Ford Group from a member of the DCX Group,

                  and includes all additional Common Shares derived from such shares as a result of a reclassification, reorganization or subdivision of Common Shares or from an issuance of any stock dividend in respect of such shares,

    (e) "Class A Share" means the Class A share in the capital of the Corporation,

    (f) "Class B Round-up Number" means 1.30, provided that

         (i) if

                (A) the members of the Ford Group acquire any Common Shares, or

                (B)   the total number of outstanding Common Shares is reduced,

         on the date of every such acquisition or reduction, the Class B Round-up Number will be increased (but not decreased) to the minimum number required to allow the holder of the Class B Share to elect 2 directors of the Corporation, assuming that the total number of directors of the Corporation immediately after the election of directors by the holder of the Class B Share is 12,

         (ii) if the Corporation has issued Common Shares (or securities convertible into or exchangeable for Common Shares, other than stock options granted under the Corporation's stock option plan) after June 21, 2005 and prior to the date that these Articles of Amendment are accepted for filing by Industry Canada, the then existing Class B Round-up Number shall be multiplied by a fraction,

                (A) the numerator of which is the number of Common Shares outstanding prior to such issue, and

                (B) the denominator of which is the aggregate of the number of Common Shares outstanding prior to such issue and the number (or equivalent number) of Common Shares issued on such issue, and

         (iii) the Class B Round-up Number shall not exceed 1.51,

    (g) "Class B Share" means the Class B share in the capital of the Corporation,

    (h) "Common Shares" means Common shares in the capital of the Corporation,

    (i) "control" of a corporation, limited liability company, other body corporate or other entity by a Person only occurs if

         (i) securities of the corporation, limited liability company, other body corporate or other entity to which are attached more than 50% of the votes that may be cast to elect directors of the corporation, limited liability company, other body corporate or other entity (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) or other rights to elect a majority of directors or such other members are held, other than by way of security or pledge only, by or for the benefit of that Person, and

         (ii) the votes attached to those securities are sufficient, or such rights are sufficient, if exercised, to elect a majority of the directors (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) of the corporation, limited liability company, other body corporate or other entity,

    (j) "DCX" means, at any particular time, DaimlerChrysler AG and its successors,

    (k) "DCX Group" means, at any particular time, DCX and each Person that, at such time, is either

         (i) a Subsidiary of DCX,

         (ii) XCELLSIS, for so long as DCX, Ford or a Subsidiary of either of them collectively hold more than 50% of the outstanding securities of XCELLSIS entitling the holder thereof to cast votes for the election of directors of XCELLSIS (or members of its governing body if XCELLSIS has no board of directors) and XCELLSIS is not a Subsidiary of Ford, or

         (iii) any other Person determined to be a member of the DCX Group under an agreement to which the Corporation, DCX, Ford and DBF Pref

         Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada,

    (l) "Ford" means, at any particular time, Ford Motor Company and its successors,

    (m) "Ford Group" means, at any particular time, Ford and each Person that, at such time, is either

         (i) a Subsidiary of Ford,

         (ii) XCELLSIS, for as long as DCX, Ford or a Subsidiary of either of them collectively hold more than 50% of the outstanding securities of XCELLSIS entitling the holder thereof to cast votes for the election of directors of XCELLSIS (or members of its governing body if XCELLSIS has no board of directors) and XCELLSIS is not a Subsidiary of DCX, or

         (iii) any other Person determined to be a member of the Ford Group under an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada,

    (n) "Person" means an individual, corporation, body corporate, firm, limited liability company, partnership, syndicate, joint venture, society, association, trust or unincorporated organization or governmental authority or trustee, executor, administrator or other legal representative,

    (o) "Strategic Plan" means the Corporation's Five Year Strategic Plan, 2003-2007, as approved by the Corporation's board of directors in 2002, and any amendment thereto or replacement thereof which has been approved pursuant to ss.4.12 or ss.4.15, as applicable,

    (p) "Subsidiary" of a Person means a corporation, limited liability company, other body corporate or other entity that Person, directly or indirectly, controls and, in the case of Ford, includes Mazda Motor Corporation for so long as Ford

         (i) owns at least 33.4% of the outstanding voting, participating equity shares in the capital of Mazda Motor Corporation, and

         (ii) retains all of its existing abilities and rights to effect the appointment of certain of the senior management, including the President, of Mazda Motor Corporation,

    (q) "Threshold Percentage" means 25% subject to increase as contemplated in an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada, and

    (r) "XCELLSIS" means Ballard Power Systems GmbH (formerly Ballard Power Systems AG and, prior to that, XCELLSIS AG and prior to that, XCELLSIS GmbH dbb Fuel Cell Engines GmbH, and prior to that Daimler Benz Fuel Cell Systems
    GmbH) and its subsidiary, Fuel Cell Systems GmbH, each a corporation existing under the laws of Germany and any successor entity to each such corporation.

4.2 VOTING. The holder of the Class B Share will not have any right to receive notice of, attend or vote at any meeting of the shareholders of the Corporation except as expressly set out in this Part.

4.3 ELECTION OF DIRECTORS. The holder of the Class B Share has the exclusive right to elect, in the seven-day period immediately following the close of each meeting of holders of Common Shares at which one or more directors are elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of the Corporation is changed, a number of directors of the Corporation that is equal to

    (a) the product (rounded up to the closest whole number if, and only if, such product is not more than 0.49 less than such closest whole number, and otherwise rounded down to the next lower whole number, provided that where that product is between the Class B Round-up Number and 1.51 such product shall be rounded to 2) obtained when

         (i) the greater of

                (A)   six, and

                (B) the total number of directors of the Corporation immediately after the election of directors by the holder of the Class A Share and the holder of the Class B Share is multiplied by

         (ii) the quotient obtained when

                (A) the aggregate number of Common Shares owned at the time of such meeting by the members of the Ford Group is divided by

                (B) the total number of outstanding Common Shares at the time of such meeting, or

    (b) if the members of the Ford Group own, in the aggregate, more than 50% of the Common Shares outstanding at the time of such meeting, the greater of

         (i) the lowest number of directors that constitutes a majority of directors of the Corporation immediately after the election of directors by the holder of the Class A Share and the holder of the Class B Share, and

         (ii) the product determined pursuant to ss.4.3(a).

4.4 TERM. Each director elected by the holder of the Class B Share will be elected for a term ending at the close of the next meeting of holders of Common Shares at which one or more directors are elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of the Corporation is changed.

4.5 VACANCIES. If at any time a director elected by the holder of the Class B Share ceases to be a director for any reason before the expiry of such director's term, the resulting vacancy may only be filled

    (a) by a new director elected by a separate resolution of the holder of the Class B Share, and

    (b) if, after such election, the number of directors elected by the holder of the Class B Share would not exceed the number of such directors such holder would be entitled to elect if a meeting of the holders of Common Shares at which one or more directors had been elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of the Corporation is changed had been held immediately before such election.

4.6 REMOVAL. A director elected by the holder of the Class B Share may only be removed by a separate ordinary resolution of the holder of the Class B Share.

4.7 NOTICE OF CONVERSION. The Corporation may only convert the Class B Share into one fully paid and non-assessable Common Share as constituted at the time of conversion, if

    (a) any Person, other than another member of the Ford Group, acquires or owns any interest in any share in the capital of the holder of the Class B

    Share issued to a member of the Ford Group, except that the granting of one or more mortgages, pledges, hypothecations or other security interests on any such share will not constitute a disposition of such share until such a mortgage, pledge, hypothecation or other security interest is enforced,

    (b) any member of the Ford Group sells or is deemed, pursuant to an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada, to sell any Base Ford BPS Shares, except

         (i) to another member of the Ford Group or to one or more members of the DCX Group, or

         (ii) if a member of the Ford Group acquires such Base Ford BPS Shares within 30 days after such sale, or

    (c) the holder of the Class B Share makes a request pursuant to ss.4.11,

such conversion to be effected by, and to be effective at the time of, the delivery of a notice of conversion to the holder of the Class B Share.

4.8 SURRENDER AND ISSUANCE OF CERTIFICATE. Within 30 days after receipt of notice of conversion pursuant to ss.4.7, the holder of the Class B Share will surrender to the Corporation the share certificate representing the Class B Share, and the Corporation will cause a share certificate representing the Common Share into which such share has been converted to be issued to such holder.

4.9      REDEMPTION.  The Corporation may only redeem the Class B Share if

    (a) any Person, other than another member of the Ford Group, acquires or owns any interest in any share in the capital of the holder of the Class B Share issued to a member of the Ford Group, except that the granting of one or more mortgages, pledges, hypothecations or other security interests on any such share will not constitute a disposition of such share until such a mortgage, pledge, hypothecation or other security interest is enforced,

    (b) any member of the Ford Group sells or is deemed, pursuant to an agreement to which DCX, Ford, DBF Pref Share Holdings Inc. and the Corporation are parties dated the date of issuance of the Class B Share, to sell any Base Ford BPS Shares, except

         (i) to another member of the Ford Group or to one or more members of the DCX Group, or

         (ii) if a member of the Ford Group acquires such Base Ford BPS Shares within 30 days after such sale, or

    (c) the holder of the Class B Share makes a request pursuant to ss.4.11,

such redemption to be effected by, and to be effective at the time of, the delivery of a notice of redemption to the holder of the Class B Share.

4.10 PAYMENT OF REDEMPTION PRICE. On or after the date of delivery of such notice of redemption, the Corporation will, on presentation and surrender at the records office of the Corporation of the certificate for the Class B Share, pay or cause to be paid to or to the order of the holder of the Class B Share, the amount equal to the stated capital of the Class B Share.

4.11 HOLDER'S RIGHT TO REQUEST REDEMPTION OR CONVERSION. The Corporation will redeem or convert the Class B Share pursuant to this Part 4 on request by the holder of the Class B Share if, at the time of such request, the members of the Ford Group

    (a) own, in the aggregate, at least 75% of the outstanding Common Shares, or

    (b) own or have rights to purchase less than the number of Common Shares that would entitle the holder of the Class B Share to elect at least one director of the Corporation, assuming that all members of the Ford Group have exercised all rights of conversion, exercise and exchange attached to securities owned by them that are convertible into or exchangeable or exercisable for Common Shares.

4.12 SPECIAL APPROVAL BY DIRECTORS APPOINTED BY HOLDERS OF THE CLASS A SHARE AND CLASS B SHARE. Subject to ss.4.13, while the Class A Share and the Class B Share are issued and outstanding anD

    (a) as long as the members of the DCX Group and the Ford Group own at least

         (i) an aggregate percentage of all of the outstanding Common Shares equal to the Threshold Percentage, not including any Common Shares issued in consideration of a material investment in, or acquisition of, a Person other than a wholly-owned Subsidiary of the Corporation that was required to be approved, and was approved under this ss.4.12 or ss.4.15, and

         (ii) an aggregate of at least 20% of all of the outstanding Common Shares, and

    (b) as long as

         (i) the members of the DCX Group own all of the Base DCX Ballard Shares, other than Base DCX Ballard Shares transferred to a member of the Ford Group,

         (ii) the members of the Ford Group own all of the Base Ford BPS Shares, other than Base Ford BPS Shares transferred to a member of the DCX Group,

         (iii) the members of the DCX Group own a sufficient number of Common Shares to entitle DCX to direct DBF Pref Share Holdings Inc. to elect at least one director of the Corporation,

         (iv) the members of the Ford Group own a sufficient number of Common Shares to entitle Ford to direct DBF Pref Share Holdings Inc. to elect at least one director of the Corporation, and

         (v) each of DCX and Ford directed DBF Pref Share Holdings Inc. to elect at least one director of the Corporation at the most recent time when entitled to do so,

the following decisions may not be made, or actions taken, by the Corporation unless approved by a number of directors of the Corporation equal to one director more than a majority of the directors of the Corporation who are entitled to vote and who do vote on such decision, including at least one director elected by the holder of the Class A Share or the holder of the Class B Share,

    (c) a reduction in size of the board of directors of Corporation below 12 directors,

    (d) the sale of all or substantially all of the business of the Corporation or the assets, property or intellectual property of all members of the Ballard Group,

    (e) any mortgage, grant of security interest, pledge or encumbrance on all or substantially all of the assets, property or intellectual property of all members of the Ballard Group,

    (f) any amalgamation, arrangement or statutory reorganization of the Corporation with another entity other than a Subsidiary of the Corporation,

    (g) any amendment or restatement of

         (i) the Articles of Incorporation of the Corporation, or

         (ii) the By-laws of the Corporation that is inconsistent with the terms of an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada,

    (h) the voluntary commencement of bankruptcy or similar proceedings of any member of the Ballard Group,

    (i) a reduction in the stated capital of the Corporation,

    (j) any change of the name of the Corporation,

    (k) a consolidation (reverse split) of Common Shares,

    (l) the approval of the annual business plan or budget of the Corporation or any changes thereto or the approval of or any material change to the Strategic Plan,

    (m) a capital investment (or sale) by the Corporation or a wholly-owned Subsidiary of the Corporation, that is not included in a budget approved under ss.4.12(l) if the amount of such investment (or sale), together with all other such unbudgeted investments (or sales) made in the same calendar year would exceed the greater of

         (i) Cdn. $15 million, increasing to Cdn. $30 million after December 31, 2007, and

         (ii) the lesser of

                (A) 25% of the total capital budget of the Corporation and its wholly-owned Subsidiaries for such calendar year, and

                (B)   Cdn. $100 million,

    (n) an investment, by way of cash, property or securities, (or sale of an investment) by the Corporation or a wholly-owned Subsidiary of the Corporation in a Person other than a wholly-owned Subsidiary of the Corporation or a sale of a wholly-owned Subsidiary, other than investments (or sales) provided for in a budget approved under ss.4.12(l), that exceeds the greater of

         (i) Cdn. $25 million, and

         (ii) the lesser of
                                      -25-


                (A) 25% of the total budget for investments in Persons other than wholly-owned Subsidiaries of the Corporation for such calendar year, and

                (B)   Cdn. $100 million, and

    (o) other than as provided in a business plan or in a budget approved under ss.4.12(l) and subject to the requirements in ss.4.12(m) and ss.4.12(n), to authorize any member of the Ballard Group to

         (i) borrow money, grant security, guaranty liabilities and obligations of another Person, other than liabilities or obligations of wholly-owned Subsidiaries, in excess of Cdn. $50 million in any calendar year, and

         (ii) incur liabilities and other obligations, other than in the ordinary course of business, in excess of Cdn. $25 million in any calendar year.

4.13 MAJORITY VOTE OF DIRECTORS. If, while ss.4.12 is applicable, one or more directors of the Corporation elected by the holder of the Class A Share or the holder of the Class B Share

    (a) is prohibited under the CANADA BUSINESS CORPORATIONS ACT from voting on a matter specified in any of ss.4.12(c) to ss.4.12(o), inclusive,

    (b) abstains from voting on a matter specified in any of ss.4.12(c) to ss.4.12(o), inclusive, other than an abstention for the reason referred to in ss.4.13(a), or

    (c) does not participate, in person or by way of telephone, in a meeting of the board of directors of the Corporation at which a matter specified in any of ss.4.12(c)to ss.4.12(o), inclusive, is considered, other than solely as a result of the occurrence of circumstances preventing such participation that are entirely beyond the control or remedy of such director (including, but not limited to, a medical emergency or accident of such director or an immediate family member of such director), such matter will not be subject to ss.4.12 and may be approved by a majority of the votes cast at a meeting of the board of directors of the Corporation.

4.14 RETENTION OF SPECIAL APPROVAL RIGHTS. If the aggregate percentage of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group at any time falls below the Threshold Percentage, notwithstanding ss.4.12(a)(i), the rights set out in ss.4.12 will remain in effect for a period of 60 days thereafter. If during that 60 day period members of the DCX Group and the Ford Group

    (a) acquire sufficient Common Shares so that the aggregate proportion of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, the rights set out in ss.4.12 will remain in effect following expiry of the 60 day period until such time as the aggregate percentage of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group falls below the Threshold Percentage, at which time this ss.4.14 will again be applicable, or

    (b) do not acquire sufficient Common Shares so that the aggregate proportion of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, the rights set out in ss.4.12 will lapse following expiry of the 60 day period. However, the rights set out in ss.4.12 will thereafter come into effect if, within 18 months following the expiry of such 60 day period, members of the DCX Group and the Ford Group acquire sufficient Common Shares so that the aggregate proportion of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, at which time this ss.4.14 will again be applicable.

For the purpose of determining whether the members of the DCX Group and the Ford Group hold a number of Common Shares equal to the Threshold Percentage, the number of Common Shares issued in consideration of a material investment in, or acquisition of, a Person other than a wholly-owned Subsidiary of the Corporation that was required to be approved, and was approved, under ss.4.12 or ss.4.15, shall be excluded from such calculation.

4.15 SPECIAL APPROVAL BY DIRECTORS APPOINTED BY HOLDER OF THE CLASS B SHARE. Subject to ss.4.16, while the Class B Share is issued and outstanding, if ss.4.12(a) or ss.4.12(b) no longer applies, and the members of the Ford Group own at any subsequent time

    (a) at least 33.75% of the outstanding Common Shares, or

    (b) all of the Base Ford BPS Shares and all of the Common Shares that were Base DCX Ballard Shares when a member of the DCX Group owned them, then after such time and as long as,

    (c) the members of the Ford Group own at least

         (i) an aggregate percentage of the outstanding Common Shares equal to the Threshold Percentage, not including any Common Shares issued in consideration of a material investment in, or acquisition of, a Person other than a wholly-owned Subsidiary of the Corporation that was required to be approved and was approved under ss.4.12 or this ss.4.15, and

         (ii) an aggregate of at least 20% of all of the outstanding Common shares,

    (d) the members of the Ford Group own all of the Base Ford BPS Shares, and

    (e) the members of the Ford Group are prohibited from competing with the Corporation or its Subsidiaries pursuant to an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada, the decisions in ss.4.12(c) to ss.4.12(o), inclusive, will require the approval of a number of directors of the Corporation equal to one director more than a majority of the directors of the Corporation who are entitled to vote and who do vote on such decision, including at least one of the directors elected by the holder of the Class B Share.

4.16 MAJORITY VOTE OF DIRECTORS. If, while ss.4.15 is applicable, one or more directors of the Corporation elected by the holder of the Class B Share

    (a) is prohibited under the CANADA BUSINESS CORPORATIONS ACT from voting on a matter specified in any of ss.4.12(c) to ss.4.12(o), inclusive,

    (b) abstains from voting on a matter specified in any of ss.4.12(c) to ss.4.12(o), inclusive, other than an abstention for the reason referred to in ss.4.16(a), or

    (c) does not participate, in person or by way of telephone, in a meeting of the board of directors of the Corporation at which a matter specified in any of ss.4.12(c) to ss.4.12(o), inclusive, is considered, other than solely as a result of the occurrence of circumstances preventing such participation that are entirely beyond the control or remedy of such director (including, but not limited to, a medical emergency or accident of such director or an immediate family member of such director), such matter will not be subject to ss.4.15 and may be approved by a majority of the votes cast at a meeting of the board of directors of the Corporation.

4.17 DIVIDENDS. The holder of the Class B Share will not, as such, be entitled to any dividend or other distribution of profits or surplus of the Corporation at any time.

4.18 RETURN OF CAPITAL. In the event of a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holder of the Class B Share will be entitled, in preference and priority to any distribution payable to holders of Common Shares, to receive an amount equal to the stated capital of the Class B Share and, after payment of such amount, the holder of the Class B Share will not, as such, be entitled to participate in any further distribution or payment in respect of such liquidation or dissolution or winding-up of the Corporation.

4.19 ADDITIONAL RESTRICTION ON AMENDMENTS TO ARTICLES. Except with the approval by separate special resolution of the holder of the Class B Share, no amendment to the Articles of the Corporation may, while the Class B Share is issued and outstanding, be made

    (a) to change the number of Class B Shares in the authorized capital of the Corporation,

    (b) to issue any additional Class B Share,

    (c) to alter or change any of the rights, privileges, restriction or conditions attached to the Class B Share as expressly set out in this Part, or

    (d) that would prejudice or interfere with the rights of the holder of the Class B Share to

         (i) elect and remove directors as expressly set out in this Part, or

         (ii) fill vacancies resulting from the removal, resignation, death or disqualification of directors elected by the holder of Class B Share.

4.20 NOTICE FOR DIRECTORS OF SPECIAL APPROVAL ITEMS. While ss.4.12 or ss.4.15 is applicable, notice of the time and place of each meeting of the board of directors of the Corporation to consider any of the matters specified in ss.4.12(c) to ss.4.12(o), inclusive, will be given in the manner provided in the by-laws of the Corporation to each director not less than 7 days before the time when the meeting is to be held and such notice will specify that such matter is to be considered for approval under ss.4.12(c) to ss.4.12(o) and include a description of such matter.